Exhibit 99.36

2014

Quarterly Financial Statements

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2014

AMAYA

AMAYA

amayagaming.com

TABLE OF CONTENTS	Consolidated Financial Statements (Unaudited)	1
	Consolidated Statements of Financial Position	1
	Consolidated Statements of Changes in Equity	2
	Consolidated Statements of Comprehensive Income (Loss)	3
	Consolidated Statements of Cash Flows	4

	Notes to Consolidated Financial Statements	5

	1. Nature of business	5

	2. Private Placement	6

	3. Summary of significant accounting policies	6

	4. Recent Accounting Pronouncements	21

	5. Cash and cash equivalents	22

	6. Investment tax credits receivable	22

	7. Accounts receivable	23

	8. Inventories	23

	9. Receivable under finance lease	23

	10. Restricted cash	24

	11. Investments	24

	12. Goodwill and intangible assets	27

	13. Property plant and equipment	28

	14. Income taxes	29

	15. Credit facility	30

	16. Accounts payable and accrued liabilities	30

	17. Provisions	31

	18. Customer deposits	32

	19. Long-term debt	32

	20. Equipment Financing	36

	21. Commitments	37

	22. Share capital	37

	23. Contributed surplus	38

	24. Financial instruments	41

	25. Fair value	43

	26. Capital Management	43

	27. Geographic information	44

	28. Statement of cash-flows	45

	29. Related party transactions	45

	30. Revenues	45

	31. Segmented information	46

	32. Discontinued operations	46

	33. Business Combination	48

	34. Expenses Classified By Nature	51

	35. Net earnings per share	52

	36. Sale of WagerLogic Malta Holdings Ltd.	52

Consolidated Financial Statements (Unaudited)

Consolidated Statements of Financial Position

	September 30, 2014 $000’s	December 31, 2013 $000’s

ASSETS

Current

Cash and cash equivalents (note 5)	388,239	93,640
Restricted cash (note 10)	108,640	—
Investment tax credits receivable (note 6)	176	112
Accounts receivable (note 7)	128,324	47,460
Income tax receivable	8,687	520
Inventories (note 8)	9,560	7,595
Current maturity of receivable under finance lease (note 9)	4,095	4,865
Prepaid expenses and deposits	43,352	4,174
Investments (note 11)	368,910	—
Assets classified as held for sale	—	38,369

	1,059,983	196,735

Restricted cash (note 10)	42,945	131
Prepaid expenses and deposits	24,641	—
Investments (note 11)	38,646	10,582
Goodwill and intangible assets (note12)	5,555,588	163,037
Property and equipment (note 13)	97,703	40,521
Deferred development costs (net of accumulated amortization of $5,366,000; 2013 - $3,039,000)	8,722	3,818
Receivable under finance lease (note 9)	6,960	10,004
Investment tax credit receivable long-term (note 6)	12,881	2,673
Deferred income taxes (note 14)	60,969	13,330
Promissory note (note 36)	5,164	—

	6,914,202	440,831

LIABILITIES
Current
Accounts payable and accrued liabilities (note 16)	163,809	27,477
Other payables (note 18)	108,640
Provisions (note 17)	41,967	3,685
Customer deposits (note 18)	676,111	4,453
Income tax payable	19,059	1,763
Deferred revenue	1,377	—
Current maturity of long-term debt (note 19)	19,183	2,388
Current maturity of equipment financing (note 20)	1,395	1,133
Liabilities classified as held for sale	—	4,638

	1,031,541	45,537

Other payables (note 16)	13,233	—
Deferred revenue	1,985	248
Long-term debt (note 19)	3,374,793	192,799
Equipment financing (note 20)	1,233	551
Provisions (note 17)	392,081	1,547
Holdback of purchase price (note 33)	7,840	—
Deferred income taxes (note 14)	33,432	5,802

	4,856,138	246,484

Commitments (note 21)

SHAREHOLDERS’ EQUITY

Share capital (note 22)	1,640,562	220,683
Contributed surplus (note 23)	375,409	4,214
Accumulated other comprehensive income	62,345	8,838
Non-controlling interests	(133)	—
Retained deficit	(20,119)	(39,388)

	2,058,064	194,347

	6,914,202	440,831

See accompanying notes

Approved and authorized for issue on behalf of the Board on November 13, 2014

(Signed) “Daniel Sebag”, Director	(Signed) “David Baazov”, Director
Daniel Sebag, CFO	David Baazov, CEO

Consolidated Statements of Changes in Equity

For the nine month period ended September 30, 2014

	Common share Number	Common share capital Amount $000’s	Convertible preferred shares number	Convertible preferred shares amount $000’s	Contributed Surplus $000’s	Retained Earnings (Deficit) $000’s	Accumulated Other Comprehensive Income $000’s	Non- controlling interest $000’s	Total Shareholders’ Equity $000’s
Balance – January 1, 2013	79,359,759	154,772	—	—	2,351	(10,708)	(836)	—	145,579

Deferred income taxes in relation to transaction costs	—	389	—	—	443	—	—	—	832

Issue of equity component of private placement of debt, net of transaction costs	—	—	—	—	2,963	—	—	—	2,963

Issue of common shares in relation to exercised warrants	473,730	2,308	—	—	(397)	—	—	—	1,911

Issue of common shares in relation to exercised employee stock options	308,400	536	—	—	(176)	—	—	—	360

Stock based compensation	—	—	—	—	1,436	—	—	—	1,436

Issue of common shares in relation to conversion of convertible debentures	7,572,912	24,612	—	—	(493)	493	—	—	24,612

Issue of common shares in relations to private placement of equity, net of transaction costs	6,400,000	37,485	—	—	—	—	—	—	37,485

Share repurchase	(660,800)	(3,244)	—	—	—	—	—	—	(3,244)

Net loss	—	—	—	—	—	(22,349)	—	—	(22,349)

Other comprehensive income (loss)	—	—	—	—	—	—	4,951	—	4,951

Balance – September 30, 2013	93,454,001	216,858	—	—	6,127	(32,564)	4,115	—	194,536

Balance – January 1, 2014	94,078,297	220,683	—	—	4,214	(39,388)	8,838	—	194,347

Deferred income taxes in relation to transaction costs	—	7,301	—	18,219	422	—	—	—	25,942

Issue of common shares in relation to exercised warrants	1,255,980	6,773	—	—	(1,198)	—	—	—	5,575

Issue of common shares in relation to exercised employee stock options	395,113	1,988	—	—	(430)	—	—	—	1,558
Issue of equity component of mezzanine subordinated unsecured term loan, net of transaction costs	—	—	—	—	15,436	—	—	—	15,436
Issue of convertible preferred shares in relation to Oldford purchase, net of transaction costs	—	—	1,139,356	1,069,300	—	—	—	—	1,069,300
Issue of common shares in relation to Oldford purchase, net of transaction costs	34,984,025	670,235	—	—	—	—	—	—	670,235

Common share purchase warrants	—	(365,174)	—	—	365,174	—	—	—	—
Convertible preferred share paid in kind	—	—	11,237	11,237	(11,237)	—	—	—	—

Stock based compensation	—	—	—	—	3,028	—	—	—	3,028

Net Income	—	—	—	—	—	19,269	—	(133)	19,136

Other comprehensive income (loss)	—	—	—	—	—	—	53,507	—	53,507

Balance – September 30, 2014	130,713,415	541,806	1,150,593	1,098,756	375,409	(20,119)	62,345	(133)	2,058,064

See accompanying notes

Consolidated Statements of Comprehensive Income (Loss)

		For the three month period ended September 30,		For the nine month period ended September 30,
	2014 $000’s	2013 $000’s	2014 $000’s	2013 $000’s
Revenues (note 30)	238,958	38,584	319,584	108,809

Expenses
Cost of products (note 34)	679	2,536	6,447	3,370
Selling (note 34)	31,414	3,971	38,531	10,827
General and administrative (note 34)	154,343	25,843	215,962	76,559
Financial (note 34)	15,843	849	25,648	14,371
Acquisition-related costs (note 34)	12,130	845	21,934	1,177

	214,409	34,044	308,522	106,304

Gain (loss) on sale of investments (note 36)	(16,319)	—	32,734	—
Income (loss) from investments	8,355	—	14,740	—

Earnings (loss) before income taxes	16,585	4,540	58,536	2,505
Current income taxes (note 14)	1,239	7,327	7,963	11,032
Deferred income taxes (note 14)	(11,070)	(4,426)	(26,942)	(4,286)

Net earnings (loss) from continuing operations	26,416	1,639	77,515	(4,241)

Discontinued operations
Net loss from discontinued operations (net of tax) (note 32)	(44,029)	(5,105)	(58,379)	(18,107)

Net Earnings (loss)	(17,613)	(3,466)	19,136	(22,348)

Net earnings (loss) attributable to
Shareholders of Amaya	(17,480)	(3,466)	19,269	(22,348)
Non-controlling interests	(133)	—	(133)	—

Net earnings (loss)	(17,613)	(3,466)	19,136	(22,348)

Other Comprehensive Income (loss), net of tax
Foreign currency translation and available for sale gain (loss)	55,762	(2,684)	53,507	4,950

	55,762	(2,684)	53,507	4,950

Total Comprehensive Income (loss)	38,149	(6,150)	72,643	(17,398)

Basic earnings (loss) per common share (note 35)	$(0.15)	$(0.04)	$0.19	$(0.25)

Diluted earnings (loss) per common share (note 35)	$(0.15)	$(0.04)	$0.18	$(0.25)

See accompanying notes

Consolidated Statements of Cash Flows

		For the three month period ended September 30,		For the nine month period ended September 30,
	2014 $000’s	2013 $000’s	2014 $000’s	2013 $000’s

Operating activities
Net earnings (loss)	(17,613)	(3,466)	19,136	(22,348)
Dormant accounts recognized as revenue	(1,494)	—	(1,494)	—
Interest accretion on convertible debentures	—	—	—	1,493
Interest accretion on Oldford Group acquisition deferred payment	3,657	—	3,657	—
Interest accretion on long term debt	2,984	832	4,434	2,251
Paid in kind interest	1,973	—	2,954	—
Loss on sale of property and equipment	321	173	620	360
Loss on sale of intangibles	49	9	55	46
Loss on sale of accounts receivable	3,887	—	3,887	—
Sale of previously leased gaming machines and licenses	150	—	742	—
Unrealised loss (gain) on foreign exchange	(7,873)	38	(8,697)	(1,155)
Depreciation of property and equipment	5,169	2,936	12,699	9,451
Amortization of intangible assets	29,294	5,568	40,320	14,011
Amortization of deferred development costs	871	396	2,327	815
Deferred income taxes	(10,836)	(4,237)	(26,611)	(3,672)
Stock-based compensation	1,493	510	3,028	1,436
Finance lease	811	(10,664)	2,286	(9,217)
Loss on discontinued operation, net of cash disposed of	37,856	—	37,856	—
Gain on sale of investments (note 36)	16,320	—	(32,734)	—
Impairment	9,039	2,131	9,039	2,131

	76,058	(5,774)	73,504	(4,398)
Changes in non-cash operating elements of working capital (note 28)	62,864	8,822	61,391	1,295

	138,922	3,048	134,895	(3,103)

Financing activities
Proceeds from long term debt	2,957,936	—	3,150,238	28,553
Proceeds from convertible preferred share issuance	1,139,356	—	1,139,356	—
Proceeds from common share issuance	699,681	37,485	699,681	37,485
Issuance of capital stock in relation with exercised warrants	3,768	900	5,575	1,911
Issuance of capital stock in relation with exercised employee stock options	958	114	1,557	359
Repurchase of shares	—	—	—	(3,244)
Transaction costs related to the issuance of long term debt	—	—	—	(384)
Transaction costs relating to convertible preferred share issuance	(70,056)	—	(70,056)	—
Transaction costs relating to common share issuance	(29,446)	—	(29,446)	—
Repayment of long-term debt	(869)	(1,693)	(2,230)	(4,969)

	4,701,328	36,806	4,894,675	59,711

Investing activities
Deferred development costs	(5,056)	(3,272)	(9,294)	(7,513)
Additions to property and equipment	(5,854)	(3,957)	(12,810)	(11,637)
Acquired intangible assets	(1,666)	(6,669)	(6,554)	(13,728)
Proceeds from sale of license and software	—	16	—	60
Proceeds from sale of property and equipment	—	173	58	459
Purchase of investments	(43)	—	(2,304)	—
Proceeds from sale of investments (note 36)	—	—	52,500	—
Cash disposed of in discontinued operations	(2,323)	—	(2,323)	—
Unrealized gain on marketable securities	(8,716)	—	(15,248)	—
Minimum revenue guarantee	(5,081)	—	(7,251)	—
Investment in subsidiaries	(4,522,759)	—	(4,596,901)	—

	(4,551,498)	(13,709)	(4,600,127)	(32,359)

Increase (Decrease) in cash and cash equivalents	288,752	26,145	429,443	24,249
Cash, cash equivalents and restricted cash – beginning of period	228,151	36,097	93,771	31,328
Unrealized foreign exchange difference in cash and cash equivalents	22,921	(4,088)	16,610	2,577

Cash, cash equivalents, and restricted cash – end of period	539,824	58,154	539,824	58,154

See accompanying notes

Notes to Consolidated Financial Statements

1. Nature of business

Amaya is a leading provider of technology-based products and services in the gaming industry. Amaya has two reportable segments, Business –to-Consumer (“B2C”) and Business-to-Business (“B2B”). In the third quarter ended September 30, 2014, B2C consisted of Rational Group, while B2B consisted of Amaya’s B2B interactive gaming solutions, land-based gaming solutions, and lottery solutions.

Amaya’s primary business is its business-to-consumer (“B2c”) operation, Rational Group, which was acquired on August 1, 2014. Rational Group operates globally and conducts its principal activities from its headquarters in the Isle of Man. Rational Group owns and operates gaming and related businesses and brands including, among others, PokerStars, Full Tilt, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in major global casinos, and poker programming created for television and online audiences. Rational Group has identified expansion into new markets and adjacent online gaming verticals, notably casino and sportsbook, as growth initiatives.

PokerStars and Full Tilt are Rational Group’s two main brands and they provide distinct online gaming platforms operated under separate brands. Sites operated by PokerStars and Full Tilt collectively hold a majority of the global share of real money poker player liquidity and are among the leaders in play money poker player liquidity (Source: Pokerscout.com, November 3, 2014). Since it launched in 2001, PokerStars has become the first choice of players all over the world and it operates the world’s most popular online poker sites. PokerStars provides desktop client services and products to its customers which include real-money online poker cash games, tournaments and fast fold poker. PokerStars’ mobile apps are among the most popular poker apps on the iOS and Android platforms. PokerStars is home to the largest Internet poker events and the biggest weekly tournaments. More than 115 billion hands have been dealt on PokerStars, which is more than any other site. PokerStars also offers play-money chips for sale and use for online poker play on PokerStars.net and on the Facebook application PokerStars Play on Facebook. In the fourth quarter of 2014, PokerStars.es, the licensed PokerStars site for Spain, expanded its offering by providing table games with plans to launch casino games such as slots in 2015, with similar plans announced for PokerStars.it, the licensed brand in Italy. Full Tilt is a leading gaming brand known for delivering some of the most innovative online poker games in the world. Through its revolutionary poker formats Rush Poker and Adrenaline Rush, Full Tilt Poker offers its players fast-paced, quick-fold gameplay on both desktop and mobile. In 2014, Full Tilt began expanding its game portfolio by offering a variety of online table and casino games on its global sites including a range of single- and multi-player variations of Blackjack and Roulette, online slots and Live Dealer games.

Rational Group employs industry-leading practices in payment security, game integrity, player fund protection, marketing and promotion, customer support and VIP rewards/loyalty programs. It has a robust, scalable technology platform. Rational Group serves a global community, with customer support in almost 30 languages, and has a database of more than 85 million registered players.

Amaya’s B2B business is engaged in the design, development, manufacturing, distribution, sale and service of technology-based gaming solutions for the regulated gaming industry worldwide, primarily to land-based and online gaming operators and government bodies. These B2B solutions include technology, content and services for interactive gaming and electronic games and game systems for commercial, charitable and tribal casinos, as well as government lotteries and gaming agencies. Amaya developed its portfolio of B2B solutions through both internal development and strategic acquisitions. Amaya’s Board of Directors has approved of a plan to dispose of Amaya’s B2B poker and gaming platform provider, Ongame Network Ltd. (“Ongame”).

2. Private Placement

On July 13, 2013, the Corporation completed a private placement of 6.4 million common shares at a price of $6.25 per common share for total gross proceeds of $40 million. The private placement was conducted through a syndicate of underwriters. The net proceeds from the private placement will be used for general corporate purposes and working capital to assist in the implementation of the Corporation’s growth strategy and the expansion of its international activities. The common shares issued under the private placement were subject to a statutory resale restriction until November 12, 2013. The total transaction costs of the offering, including underwriter’s compensation, amounted to $2,514,756.

On July 7, 2014, the Corporation completed a private placement of 32 million common shares at a price of $20 per common share for total gross proceeds of $640 million. The private placement was conducted through a syndicate of underwriters. The net proceeds from the private placement were used as part of the financing for the Oldford Group acquisition. The total transaction costs of the offering, including underwriter’s compensation, amounted to $29,445,552.

On August 1, 2014, the Corporation completed a private placement of 2,984,025 common shares at a price of $20 per common share for total gross proceeds of $59,680,500. The proceeds from the private placement were used as part of the financing for the Oldford Group acquisition. The private placement arose from a commitment from funds or accounts managed or advised by GSO Capital Partners LP or its affiliates (collectively, “GSO”).

On August 1, 2014, the Corporation completed a private placement of 1,139,356 convertible preferred shares at a price of $1,000 per convertible preferred share for total gross proceeds of $1,139,356,000. The net proceeds from the private placement were used as part of the financing for the Oldford Group acquisition. Each convertible preferred share has an initial principal amount of C$1,000 and is convertible, at the holder’s option, initially into approximately 41.67 common shares of the Corporation based on the conversion price of C$24 per common share, in each case, subject to adjustments including 6% accretion to the conversion ratio, compounded semi-annually. The total transaction costs of the offering, including underwriter’s compensation, amounted to $70,055,803.

3. Summary of significant accounting policies

BASIS OF PRESENTATION

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim financial reporting, as issued by the IASB. The interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Corporation’s Financial Report for the fiscal year ended December 31, 2013.

PRINCIPLES OF CONSOLIDATION

A subsidiary is an entity controlled by the Corporation, i.e. the Corporation is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its current ability to direct the entity’s relevant activities (power over the investee).

The existence and effect of substantive potential voting rights that the Corporation has the practical ability to exercise (i.e. substantive rights) are considered when assessing whether the Corporation controls another entity.

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries. A wholly owned subsidiary is an entity over which the Corporation has control, where control is defined as the power to govern financial and operating policies. On consolidation, all significant inter-entity transactions and balances have been eliminated. As at September 30, 2014, the consolidated financial statements included 123 wholly owned subsidiaries.

Upon loss of control of a subsidiary, the Corporation’s profit or loss is calculated as the difference between (i) the fair value of the consideration received and of any investment retained in the former subsidiary and (ii) the previous carrying amount of the assets (including any goodwill) and liabilities of the subsidiary and any non-controlling interests.

ASSOCIATES

Associates are entities over which the Corporation has the power to participate in the financial and operating policy decisions of the entity, but over which it does not have control or joint control. Associates are accounted for using the equity method of accounting.

Under the equity method, the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the investor’s share of comprehensive income of the associate. On acquisition of the investment, any difference between the cost of the investment and the investor’s share of the net fair value of the associate’s identifiable assets, liabilities and contingent liabilities is accounted for in accordance with IFRS 3 Business Combinations. The goodwill (net of any accumulated impairment loss) relating to an investment in an associate is included within the carrying amount of that investment.

The Corporation’s share of its associates’ post-acquisition profits or losses is recognised in the statement of profit or loss, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Distributions received from an investee reduce the carrying amount of the investment.

If the Corporation’s share of losses of an associate equals or exceeds its interest in the associate, the Corporation does not provide for additional losses, unless it has incurred obligations or made payments on behalf of the associate. Profits / losses on Corporation transactions with associates are eliminated to the extent of the Corporation’s interest in the relevant associate.

DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Non-Current assets held for sale

A non-current asset (or disposal group) held for sale represents an asset whose carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the sale must be highly probable and the non-current asset (or disposal group) must be available for immediate sale in its present condition. The appropriate level of management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from its classification. Disposal groups and non-current assets held for sale are included in the consolidated statement of financial position at fair value less costs to sell, if this is lower than the previous carrying amount. Once an asset is classified as held for sale or included in a group of assets held for sale, no further depreciation or amortisation is recorded.

Discontinued operations

These are either separate major lines of business or geographical operations that have been sold or classified as held for sale. When held for use, discontinued operations were a cash-generating unit or a group of cash-generating units. They comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Their results are shown separately in the consolidated statement of profit or loss and comparative figures are restated to reclassify them from continuing to discontinued operations.

REVENUE RECOGNITION

Revenue is recognized when all the following criteria are met:

•	the Corporation has transferred to the buyer the significant risks and rewards;

•	the amount of revenue can be reliably measured;

•	it is probable that the economic benefits associated with the transaction will flow to the Corporation; and

•	the costs incurred or to be incurred in respect of the transaction can be reliably measured.

B2C Revenue

Revenue from the B2C Business is primarily generated from the provision of real money online poker games and tournaments by clients operated by PokerStars and Full Tilt, with the brands generating a scaled commission fee, or “rake”, from ring/cash games and entry fees for tournaments. Revenue is measured at the fair value of the consideration derived. Revenue is only recognised when it is probable that the economic benefits will flow to the B2c Business and the amount of revenue can be measured reliably.

Multiple-element revenue arrangements

Certain contracts of the Corporation include license fees, training, installation, consulting, maintenance, product support services and periodic upgrades.

Where such agreements exist, the amount of revenue allocated to each element is based upon the relative fair values of the various elements. The fair values of each element are determined based on current market price of each of the elements when sold separately. Revenue is only recognized when, in Management’s judgment, the significant risks and rewards of ownership have been transferred or when the obligation has been fulfilled.

In addition to the aforementioned general policies, the following are the specific revenue recognition policies for each major category of revenue:

Product Sales

Revenue from product sales is generally recognized when the product is shipped to the customer and when there are no unfulfilled Corporation obligations that affect the customer’s final acceptance of the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized.

Participation leases and arrangements

In contracts that stipulate profit sharing arrangements, revenues are earned based on revenue splits established in the contracts and can vary depending on the contracts. Revenues are recognized when performance has been achieved and collectability is reasonably assured.

Software Licensing

Typically, license fees, including fees from master license agreements, most of which are contingent upon licensee’s customer usage, are calculated as a percentage of each licensee’s level of activity. The percentage is as established in the contracts and can vary depending on the contracts. The Corporation only reports its revenues (as opposed to licensee’s total revenues and deducting licensee’s percentage as a cost). The license fees are recognized on an accrual basis as earned.

Lease revenues

In the course of its normal business the Corporation enters into lease agreements for its gaming equipment.

Assets subject to finance leases are initially recognized at an amount equal to the net investment in the lease, which is the fair value of the asset, or, if lower, the present value of the minimum lease payments. Revenue is recognized on the basis of policy for product sales. Finance income is subsequently recognized over the term of the applicable leases based on the effective interest rate method. Finance income is grouped with the revenues, in the statement of comprehensive income (loss).

Assets under operating leases are included in property and equipment. Lease income from operating leases is recognized on a straight-line basis over the term of the lease and is included in revenues, in the statement of comprehensive income (loss).

TRANSLATION OF FOREIGN OPERATIONS AND FOREIGN CURRENCY TRANSACTIONS

Functional and presentation currency

IAS 21 (‘‘Effects of Changes in Foreign Currency Rates’’) requires entities to consider primary and secondary indicators when determining the functional currency. Primary indicators are closely linked to the primary economic environment in which the entity operates and are given more weight. Secondary indicators provide supporting evidence to determine an entity’s functional currency. Once the functional currency of an entity is determined, it should be used consistently, unless significant changes in economic facts, events and conditions indicate that the functional currency has changed.

A change in functional currency is accounted for prospectively from the date of change by translating all items into the new functional currency using the exchange rate at the date of change.

Based on an analysis of the primary and secondary indicators, the functional currency of each of the group’s entities have been determined. These consolidated financial statements are presented in Canadian dollars, which in the opinion of Management is the most appropriate presentation currency in view of its operations in the global marketplace, user needs and a comparison with its major competitors.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income (loss).

Group companies

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency.

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii)	income and expenses for each statement of comprehensive income (loss) are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

(iii)	all resulting exchange differences are recognized in other comprehensive income (loss).

The following functional currencies are referred to herein below:

Currency Symbol	Currency Description
CAD	Canadian Dollar
USD	United States Dollar
EUR	European Euro
GBP	Pound Sterling

BUSINESS COMBINATION

Business combinations are accounted for using the acquisition method. Under this method, the identifiable assets acquired and liabilities assumed, including contingent liabilities, are recognized, regardless of whether they have been previously recognized in the acquiree’s financial statements prior to the acquisition. On initial recognition, the assets and liabilities of the acquired subsidiary are included in the consolidated statement of financial position at their fair values. Goodwill is recorded when the identifiable intangible assets have been determined. Goodwill is the excess of the fair value of the consideration transferred over the fair value of the Corporation’s share in the acquiree’s net identifiable assets on the date of acquisition. Any excess of the identifiable net assets over the consideration transferred is recognized in income immediately.

The consideration transferred by the Corporation to acquire control of a subsidiary is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities incurred and equity interests issued by the Corporation, including the fair value of all the assets and liabilities resulting from a deferred payment arrangement. Acquisition related costs are expensed as incurred.

OPERATING SEGMENTS

Amaya has two reportable segments, Business–to-Consumer (“B2C”) and Business-to-Business (“B2B”). In the third quarter ended September 30, 2014, B2C consisted of Rational Group, while B2B consisted of Amaya’s B2B interactive gaming solutions, land-based gaming solutions, and lottery solutions.

Amaya’s primary business is its business-to-consumer (“B2C”) operation, Rational Group, which was acquired on August 1, 2014. The Corporation’s operating segments are organized around the markets they serve (B2C and B2B) serve and are reported in a manner consistent with the internal reporting provided to the Chairman and Chief Executive Officer, the Corporation’s chief operating decision-maker. An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to transactions with other components of the Corporation.

FINANCIAL INSTRUMENTS

Financial assets

Financial assets are initially recognized at fair value and are classified either as “fair value through profit and loss”; “available-for-sale”; “held-to-maturity”; or “loans and receivables”. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Fair Value through Profit or Loss

Financial assets at fair value through profit or loss are financial assets held-for-trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by Management. Financial assets classified at fair value through profit or loss are measured at fair value, with the realized and unrealized changes in fair value recognized each reporting period on the consolidated statement of comprehensive income (loss). The Corporation’s investment in Intertain is classified as fair value through profit or loss.

Available-for-sale

Available-for-sale assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in other non-current financial assets unless Management intends to dispose of the investment within twelve months of the consolidated statements of financial position date. Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income (loss), except for investments in equity instruments that do not have a quoted market price in an active market which are measured at cost. Interest on available-for-sale assets is calculated using the effective interest rate method and is recognized in the net loss. When a decline in fair value is determined to be other-than-temporary, the cumulative loss included in accumulated other comprehensive income (loss) is removed and recognized in the consolidated statement of comprehensive income (loss). Gains and losses realized on disposal of available-for-sale securities are recognized in the statement of comprehensive income (loss). The Corporation has short term and long term investments classified as available-for-sale (see note 11).

Held-to-maturity and loans and receivables

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the intention and ability to hold to maturity. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than twelve months after the consolidated statements of financial position date, which are classified as non-current assets. Financial instruments classified as held-to-maturity and loans and receivables are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method. No financial assets are held-to-maturity. Cash and cash equivalents, restricted cash, receivable under finance lease, accounts receivable, investment tax credit receivable, income tax receivable, promissory note are classified as loans and receivables.

Impairment

At the end of each reporting period, the Corporation assesses whether a financial asset or a group of financial assets, other than those classified as fair value through profit and loss, is impaired. If there is objective evidence that impairment exists, the loss is recognized in the consolidated statements of comprehensive income (loss). The impairment loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of comprehensive income (loss).

Financial Liabilities

Financial liabilities are classified as either “financial liabilities at fair value through profit or loss”, or “other financial liabilities”. Financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method for liabilities that are not hedged and fair value for liabilities that are hedged. All financial liabilities are classified as other liabilities.

Transaction costs

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as “Through Profit or Loss”) are added to or deducted from the fair value of the financial instrument on initial recognition. These costs are expensed to “interest” on the consolidated statement of comprehensive income (loss) over the term of the related financial asset or financial liability using the effective interest method. When a debt facility is retired by the Corporation, any remaining balance of related debt transaction costs is expensed to “interest” on the consolidated statement of comprehensive income (loss) in the period that the debt facility is retired. Transactions costs related to financial instruments at fair value through profit or loss are expensed when incurred.

Compound Financial Instruments

The Corporation’s compound financial instruments comprise of its non-convertible subordinated debentures that entitle the holder to receive a unit composed of one non-convertible debenture and 48 warrants. As a result the instrument is composed of one liability component and one equity component for the warrants. The liability component of the non-convertible debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The Corporation has determined the fair value of the liability component. Then, the proceeds were allocated between the liability and the equity components using the residual method. Any directly attributable transaction costs are allocated to the liability and the warrants in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible debentures is measured at amortized cost using the effective interest method. The warrants are not re-measured subsequent to initial recognition.

The Corporation’s compound financial instruments comprise of a mezzanine subordinated unsecured term loan which grants the lenders, in relation to the Mezzanine Facility, 4 million common share purchase warrants, entitling the holders thereof to acquire one common share of Amaya at a price per common share equal to CAD$19.17 at any time up to a period ending 10 years after the closing date. The liability component of the non-convertible debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The Corporation has determined the fair value of the liability component. Then, the proceeds were allocated between the liability and the equity components using the residual method. Any directly attributable transaction costs are allocated to the liability and the warrants in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible debentures is measured at amortized cost using the effective interest method. The warrants are not re-measured subsequent to initial recognition

Embedded derivatives

Derivatives may be embedded in other financial and non-financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in the consolidated statement of comprehensive income (loss). The Corporation has no embedded derivatives.

Determination of fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation (working closely with external qualified valuers) using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g. by use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the issuer’s specific circumstances). Inputs used are consistent with the characteristics of the asset / liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the statement of financial position at fair value, the inputs used in measuring fair values are classified in the following levels in the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognised by the Corporation at the end of the reporting period during which the change occurred.

Comprehensive income (loss)

Comprehensive income (loss) is composed of the Corporation’s net earnings (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized effect of foreign currency translation of foreign operations net of income taxes. The components of comprehensive income (loss) are presented in the consolidated statements of changes in equity.

RESEARCH AND DEVELOPMENT INVESTMENT TAX CREDITS

The Corporation claims research and development investment tax credits as a result of incurring scientific research and experimental development expenditures. Research and development investment tax credits are recognized when the related expenditures are incurred, and there is reasonable assurance of their realization. Investment tax credits are accounted for by the cost reduction method, whereby the amounts of tax credits are applied as a reduction of the cost of the deferred development costs.

INVENTORY VALUATION

Inventories are priced at the lower of cost or net realizable value. Cost is determined on a weighted average basis. The cost of inventories comprises all costs of purchase and other costs incurred in bringing the inventory to its present location and condition. Raw materials and purchased finished goods are valued at purchase cost. Net realizable value represents the estimated selling price for inventory less all estimated costs necessary to make the sale.

PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits consist of amounts paid in advance or deposits made for which the Corporation will receive goods or services within the next normal operating cycle.

PROPERTY AND EQUIPMENT

Property and equipment which have a finite life are recorded at cost less accumulated depreciation and impairment losses. Depreciation is expensed from the month the corresponding assets are available for use over the estimated useful lives at the following rates, which are intended to reduce the carrying value to the estimated residual value:

Revenue-producing assets	Declining balance	20%
Machinery and equipment	Declining balance	20%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	20%
Land and building	Straight-line	25 years

INTANGIBLE ASSETS

Software	Declining balance	20%
Licenses	Straight-line	Over the term of licenses
Placement fee	Straight-line	Over the term of lease

ACQUISITION-RELATED INTANGIBLES

Software Technology	Straight-line	5 years
Customer Relationships	Straight-line	15 years
Brands	N/A	Indefinite useful life

The depreciation method, useful life and residual values are assessed annually and the assets are tested for impairment, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in earnings. Expenditures for repairs and maintenance are expensed as incurred.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment at least annually or more frequently if circumstances such as significant declines in expected sales, earnings or cash flows indicate that it is more likely than not that the asset might be impaired.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for deferral. Development costs, which have probable future economic benefit, can be clearly defined and measured, and are incurred for the development of new products or technologies, are capitalized. These development costs net of related research and development investment tax credits are not amortized until the products or technologies are commercialized, at which time, they are amortized over the estimated life of the commercial production.

The amortization method and the life of the commercial production are assessed annually and the assets are tested for impairment.

IMPAIRMENT OF NON-CURRENT ASSETS

At the end of each reporting period, the carrying amounts of property and equipment and intangible assets with finite useful lives are assessed to determine if there is any evidence that an asset is impaired. If there is such evidence, the recoverable amount of the asset is estimated. The recoverable amount of intangible assets with indefinite useful lives or those are not ready for use is estimated on the same date each year.

The recoverable amount of an asset or a cash generating unit is the higher of value-in-use and fair value less costs to sell.

Assets that cannot be tested individually for the impairment test are grouped into the smallest group of assets that generates cash inflows through continued use that are largely independent of the cash inflows from other assets or groups of assets (“cash-generating unit” or “CGU”). For the impairment test of goodwill, goodwill has been allocated to one group of CGUs, so that the level at which the impairment is tested represents the lowest level at which Management monitors goodwill for internal Management purposes, in accordance with operating segment. Goodwill acquired in a business combination is allocated to the group of CGUs that is expected to benefit from synergies of the related business combination.

The Corporation’s corporate assets do not generate separate cash flows. If there is evidence that a corporate asset is impaired, the recoverable amount is determined for the CGU to which the corporate asset belongs. Impairments are recorded when the carrying amount of an asset or its CGU is higher than its recoverable amount. Impairment charges are recognized in income or loss.

Impairment losses recognized for a CGU (or group of CGU) first reduce the carrying amount of any goodwill allocated to that CGU and then reduce the carrying amounts of the other assets of the CGU (or group of CGU) pro rata on the basis of the carrying amount of each asset in the CGU (or group of CGU).

An impairment loss recognized for goodwill may not be reversed. On each reporting date, the Corporation assesses if there is an indication that impairment losses recognized in previous periods for other assets have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized.

TAXATION

Income tax expense represents the sum of current and deferred taxes. Current and deferred taxes are recognized in the consolidated statement of comprehensive income (loss), except to the extent it relates to items recognized in other comprehensive income (loss) or directly in equity.

Current tax

The tax currently payable is based on taxable income for the year. Taxable income differs from earnings as reported in the consolidated statements of comprehensive income (loss) because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Corporation’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting earnings.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Corporation is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Corporation expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Corporation intends to settle its current tax assets and liabilities on a net basis.

STOCK-BASED COMPENSATION

The Corporation has one share option plan and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for equity settled stock options awarded to employees under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the graded vesting method over the vesting period of the options granted. Compensation expense recognized is adjusted to reflect the number of options that has been estimated by Management for which conditions attaching to service will be fulfilled as of the grant date until the vesting date so that the ultimately recognize expense corresponds to the options that have actually vested. The compensation expense credit is attributed to contributed surplus when the expense is recognized in income or loss. When options are exercised or shares are purchased, any consideration received from employees as well as the related compensation cost recorded as contributed surplus are credited to share capital.

Non-employee equity-settled share-based payments are measured at the fair value of the goods and services received, except where that fair value cannot be estimated reliably. If the fair value cannot be measured reliably, non-employee equity-settled share-based payments are measured at the fair value of the equity instrument granted, measured at the date the entity obtains the goods or the counterparty renders the service. The Corporation subsequently measures non-employee equity-settled share-based payments at each vesting period and settlement date, with any changes in fair value recognized in the consolidated statement of comprehensive income (loss). Stock-based compensation expense is recognized over the contract life of the options or the option settlement date, whichever is earlier.

EARNINGS PER SHARE

Basic earnings per common share are computed by dividing the earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing the earnings for the period applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

Dilutive earnings per share comprise of employee share-based compensation and broker warrants.

LEASES

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the arrangement conveys a right to use the asset. When substantially all risks and rewards of ownership are transferred from the lessor to the lessee, lease transactions are accounted for as finance leases. All other leases are accounted for as operating leases.

Corporation is the lessee

Leases of assets classified as finance leases are presented in the consolidated statements of financial position according to their nature. The interest element of the lease payment is recognized over the term of the lease based on the effective interest rate method and is included in financial expense, in the statement of comprehensive income (loss).

Payments made under operating leases are recognized in the consolidated statement of comprehensive income (loss) on a straight-line basis over the term of the lease.

PROVISIONS

Provisions represent liabilities to the Corporation for which the amount or timing is uncertain. Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at the present value of the expected expenditures required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provisions due to the passage of time is recognized in “interest” on the consolidated statement of comprehensive income (loss). Provisions are not recognized for future operating losses.

Provision for jackpot

Several of the Corporation’s licensees participate in progressive jackpot games. Each time a progressive jackpot game is played, a portion of the amount wagered by the player is contributed to the jackpot for that specific game or group of games. Once a jackpot is won, the progressive jackpot is reset with a predetermined base amount. The Corporation maintains a provision for the reset for each jackpot and the progressive element added as the jackpot game is played. The provision for jackpots at the reporting date is included in provisions (see note 17). The provision is sufficient to cover the full amount of any required payout.

Contingent consideration

The acquisition of Ongame includes contingent consideration of up to €10 million which will become payable by Amaya if there is regulated online gaming in the United States within five years of completion of the acquisition. The Corporation has estimated the contingent consideration to be approximately €4 million ($5.66 million CAD), of which (i) €0.67 million ($0.96 million CAD) is recorded in Provisions (see note 17); and (ii) €3.33 million ($4.70 million CAD) was paid.

The acquisition of Oldford includes a contingent consideration of USD$400 million which shall be subject to adjustment, payable on February 1, 2017, based upon the occurrence of certain events. The Corporation has estimated that contingent consideration of USD$ 400 million (CAD$ 448 million) will be payable on February 1, 2017. The fair value of the contingent consideration of USD$ 346 million (CAD$ 391 million) is recorded in Provisions (see note 17) and was calculated using a 6% discount rate, equivalent to the discount rate negotiated by the parties in case of early payment of the contingent consideration.

Provision for minimum revenue guarantee

The sale of WagerLogic Ltd. includes a minimum revenue guarantee agreement pursuant to which the vendor, in the first two years following the closing, may pay cash consideration if certain revenue targets are not achieved by the InterCasino Business. The Corporation has estimated a provision for the minimum revenue guarantee to be approximately USD$24.81 million ($27.78 million CAD), of which (i) USD$13.75 million ($15.40 million CAD) is recorded in Provisions (see note 17); (ii) USD $4.58 million ($5.13 million CAD) was offset against the promissory note of $10 million CAD; and (iii) USD $6.48 million ($7.25 million CAD) was paid.

ROYALTIES

The Corporation licenses various royalty rights from several owners of intellectual property rights. Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepayments in the consolidated statements of financial position. These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount. The amortization of these amounts is recorded as royalty expense.

The Corporation regularly reviews its estimates of future revenues under its license arrangements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires Management to make estimates and assumptions that can have a significant effect on the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Estimates and judgments are significant when:

•	the outcome is highly uncertain at the time the estimates are made; or

•	different estimates or judgments could reasonably have been used that would have had a material impact on the consolidated financial statements.

The consolidated financial statements include estimates based on currently available information and Management’s judgment as to the outcome of future conditions and circumstances. Management uses historical experience, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates.

Estimates and their underlying assumptions are reviewed on a regular basis and the effects of any changes are recognized immediately. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of the financial statements and actual results could differ from the estimates and assumptions.

The following areas require Management’s most critical estimates and judgments.

ESTIMATES

Goodwill

The recoverable amount of the operating segment, representing the group of CGUs to which goodwill is allocated, is based on the higher of fair value less costs to sell and value in use. The recoverable amount was calculated as at September 30, 2014, based on fair value less costs to sell. The fair value less cost to sell is the amount for which the CGU could be exchanged between knowledgeable willing parties in an arm’s length transaction, less cost to sell. Management undertakes an assessment of relevant market data, which is the market capitalization of the Corporation and in addition uses a discounted cash flow model. Estimated future cash flows for the first five years were based on the budget and strategic plans. A growth rate of 2.5% was applied to the last year of the strategic plan to derive estimated cash flows beyond the initial five-year period. The post-tax discount rate is also a key estimate in the discounted cash flow model and is based on a representative weighted average cost of capital. The pre-tax discount rate used to calculate the recoverable amount as at September 30, 2014, was 12.00%. As at September 30, 2014, there was no need for impairment.

Impairment of other long-lived assets

The determination of other long-lived asset impairment requires significant estimates and assumptions to determine the recoverable amount of an asset and/or CGU, wherein the recoverable amount is the higher of fair value less costs to sell and value in use. The value in use method involves estimating the net present value of future cash flows derived from the use of the asset and/or CGU, discounted at an appropriate rate.

The key assumptions utilized in the determination of future cash flows represent Management’s best estimate of the range of economic conditions relating to the CGU, and are based on historical experience, economic trends, and communications with other key stakeholders of the Corporation. These key assumptions include the revenue growth rate, EBITDA1 margin as a percentage of revenues, capital expenditures as a percentage of revenues, and the inflation growth rate. Significant changes in the key assumptions utilized in the determination of future cash flows could result in an impairment charge or reversal of an impairment loss. As at September 30, 2014 and September 30, 2013, there was no need for an impairment charge.

Stock-based compensation and warrants

The Corporation estimates the expense related to stock-based compensation and the value of warrants using the Black-Scholes valuation model. The model takes into account Management’s best estimate of the exercise price of the stock option/warrant, an estimate of the expected life of the option/warrant, the current price of the underlying stock, an estimate of the stock’s/warrant’s volatility, an estimate of future dividends on the underlying stock/warrant, the risk-free rate of return expected for an instrument with a term equal to the expected life of the option/warrant, and the expected forfeiture rate of stock options granted (see note 23).

Research and development investment tax credits

Management has made a number of estimates and assumptions in determining the expenditures eligible for the research and development investment tax credit claim. Tax credits are available based on eligible research and development expenses consisting of direct expenditures and including a reasonable allocation of overhead expenses. It is possible that the allowed amount of the research and development investment tax credit claim could be materially different from the recorded amount upon assessment by the Canada Revenue Agency, the Minister of Revenue of Quebec, Ontario Media Development Corporation, and Alberta Finance.

[1]	EBITDA as defined by the Corporation means earnings before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs, and non-controlling interests. EBITDA is a non-IFRS measure.

Income taxes

Deferred tax assets and liabilities are due to temporary differences between the carrying amount for accounting purposes and the tax basis of certain assets and liabilities, as well as undeducted tax losses. Estimation is required for the timing of the reversal of these temporary differences and the tax rate applied. The carrying amounts of assets and liabilities are based on amounts recorded in the financial statements and are subject to the accounting estimates inherent in those balances. The tax basis of assets and liabilities and the amount of undeducted tax losses are based on the applicable income tax legislation, regulations and interpretations. The timing of the reversal of the temporary differences and the timing of deduction of tax losses are based on estimations of the Corporation’s future financial results.

The Corporation recognizes an income tax expense in each of the jurisdictions in which it operates. However, actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occur subsequent to the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income.

The assessment is based upon enacted or substantively enacted tax laws and estimates of future taxable income. To the extent estimates differ from the actual amounts determined when preparing the final tax returns, earnings would be affected in a subsequent period. As at September 30, 2014 a valuation allowance of $5,574,000 (2013 – $4,314,532) was recorded.

Changes in the expected operating results, enacted tax rates, legislation or regulations, and the Corporation’s interpretations of income tax legislation, will result in adjustments to the expectations of future timing difference reversals, and may require material deferred tax adjustments. To the extent that forecasts differ from actual results, adjustments are recognized in subsequent periods.

JUDGMENTS

Finance leases

Judgement is required in the initial classification of leases as either operating leases or finance leases and, in respect of finance leases, determining the appropriate discount rate implicit in the lease to discount minimum lease payments. The useful life of the leased property is determined by Management at the inception of the lease. The useful life is based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology. The estimated fair values established at lease inception is periodically reviewed to determine if values are realizable, which depends on the credit risk of the lessee, market conditions and other subjective and qualitative factors.

Deferred Development Costs

Amounts capitalized include the total cost of any external products or services and labour costs directly attributable to development. Management’s judgement is involved in determining the appropriate internal costs to capital i.e. The useful life represents Management’s view of the expected period over which the Corporation will receive benefits from the software based on historical experience with similar products as well as anticipation of future events, which may impact their useful economic life, such as changes in technology.

Estimated useful lives of long-lived assets

Judgment is used to estimate each component of an asset’s useful life and is based on an analysis of all pertinent factors including, but not limited to, the expected use of the asset and in the case of an intangible asset, contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost, and renewal history. If the estimated useful lives were incorrect, this could result in an increase or decrease in the annual amortization expense, and future impairment charges.

4. Recent Accounting Pronouncements

OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES (AMENDMENTS TO IAS 32)

Effective for annual periods beginning on or after January 1, 2014, on a retrospective basis. Early application is permitted. If an entity applies this amendment earlier than required, it shall disclose that fact and shall also make the disclosures required by Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) issued in December 2011.

The Corporation has not yet assessed the impact of the adoption of this standard on its consolidated financial statements.

RECOVERABLE AMOUNT DISCLOSURES FOR NON-FINANCIAL ASSETS: AMENDMENTS TO IAS 36

The IASB has published Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36). These narrow-scope amendments to IAS 36, Impairment of Assets, address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

The amendments are to be applied retrospectively for annual periods beginning on or after January 1, 2014. Earlier application is permitted for periods when the entity has already applied IFRS 13.

IFRS 9, FINANCIAL INSTRUMENTS

The IASB issued the chapters of IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets.

The IASB also issued new requirements in IFRS 9 to address the problem of volatility in profit or loss arising from an issuer choosing to measure its own debt at fair value (i.e., the “own credit” problem).

The IASB added to IFRS 9 impairment requirements related to the accounting for expected credit losses on an entity’s financial assets and commitments to extend credit.

The IASB also published a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements. The most significant improvements apply to those that hedge non-financial risk.

An entity shall apply this Standard retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The impairment provisions of IFRS 9 will not however be available for earlier application by those entities reporting under Canadian GAAP until the necessary due process, translation and publication processes have been completed by the AcSB.

IFRS 15, REVENUES FROM CONTRACTS WITH CUSTOMERS

The FASB and IASB (the Boards) have issued converged standards on revenue recognition. This new IFRS affects any entity using IFRS that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

An entity shall apply this Standard for annual reporting periods beginning on or after January 1, 2017. Earlier application is permitted. IFRS 15 will not however be available for earlier application by those entities reporting under Canadian GAAP until the necessary due process, translation and publication processes have been completed by the AcSB.

5. Cash and cash equivalents

For the purposes of the statement of cash flows, cash and cash equivalents include the following:

	September 30, 2014 $000’s	December 31, 2013 $000’s
Cash in bank	388,239	93,640

	388,239	93,640

As at September 30, 2014, an amount of $206,737,000 is reserved to settle customer deposits.

6. Investment tax credits receivable

	September 30, 2014 $000’s	December 31, 2013 $000’s
Research and development investment tax credits
2009	1,372	1,363
2010	128	128
2011	1,729	217
2012	2,436	160
2013	3,109	917
2014	4,283	—

	13,057	2,785

Investment tax credit receivable current	176	112

Investment tax credit receivable long-term	12,881	2,673

7. Accounts receivable

The Corporation’s trade accounts receivable include the following:

	September 30, 2014		December 31, 2013
	Amount 000’s	CAD equivalent 000’s	Amount 000’s	CAD equivalent 000’s
CAD	7,794	7,794	350	350
USD	53,235	59,631	32,969	35,123
EUR	18,436	26,103	4,214	6,184
GBP	8,827	16,182	604	1,062
OTHER		18,614		4,741

		128,324		47,460

8. Inventories

	September 30, 2014 $000’s	December 31, 2013 $000’s
Raw materials	6,676	6,416
Finished goods	2,884	1,179

	9,560	7,595

The cost of inventory recognized as an expense during the nine month period ended September 30, 2014 was approximately $6,447,000(2013 – $3,370,000). The amount of inventory write-downs recognized as an expense in the cost of products for the same period was $nil (2013 – $nil). In 2014 and 2013 there were no reversals of write-downs from the previous years.

9. Receivable under finance lease

The Corporation’s receivable under finance lease includes the following:

	September 30, 2014 $000’s	December 31, 2013 $000’s
Total minimum lease payments receivable	16,081	18,604
Unearned finance income	(3,438)	(3,735)

	12,643	14,869
Allocated impairment loss	(1,588)	—

Current maturity of receivable under finance lease	4,095	4,865

	6,960	10,004

Finance income from finance leases recognized in revenue for the nine month period ended September 30, 2014 amounted to $603,000 (2013 – $527,000).

The present value of minimum lease payments receivable, unearned finance income and future minimum lease payments receivable under the finance leases are as follows:

	Present Value of Minimum Lease Payments Receivable $000’s	Unearned Finance Income $000’s	Future Minimum Lease Payments Receivable $000’s
2015	4,095	634	4,729
2016	3,857	881	4,738
2017	3,103	1,110	4,213

	11,055	2,625	13,680

10. Restricted cash

Restricted cash held by the Corporation is comprised of the following components:

September 30, 2014 $000’s
Amount owing to the DOJ* payable August 2015	108,640
Guarantees in connection with licenses held	12,831
Funds in excess of working capital requirements set aside for deferred payment **	29,987
Other	127

Balance at September 30, 2014	151,585
Restricted cash – current	(108,640)

Restricted cash – long term	42,945

*	This is the last payment related to a settlement PokerStars reached with the U.S. Department of Justice (DOJ) Southern District of New York, announced in July 2012. As part of the settlement agreement, PokerStars also acquired the assets of its primary competitor at the time, Full Tilt Poker, and committed to the full reimbursement of Full Tilt Poker customers inside and outside the United States.
**	The Purchase Price for the acquisition of Oldford Group is comprised of a USD$4.5 billion payment payable upon closing of the transaction, as well as a deferred payment in the aggregate amount of US$400 million, which, depending upon the occurrence or non-occurrence of certain conditions, may be subject to adjustment.

11. Investments

(a) Investments in quoted instruments – Fair Value Through Profit and Loss

During the year ended December 31, 2013 the Corporation acquired 1.35 million common shares of The Intertain Group Limited (TSX: IT) for a total cost of $5.4 million and 3,850 convertible debentures ( TSX: IT.DB) which have a maturity date of December 31, 2018 and bear interest at 5.00% per annum for a total cost of $3.85 million.

During the nine month period ended September 30, 2014, the Corporation acquired 550,000 additional common shares of The Intertain Group Limited for a total cost of $2.2 million. An unrealized gain was recorded during the nine month period ended September 30, 2014 on the appreciation of the common share value of the investment ($10.87 CAD on September 30, 2014).

September 30, 2014 $000’s
At December 31, 2013	9,250
Purchase of common stock	2,200
Unrealized gain on investment	14,997

Balance at September 30, 2014	26,447

(b) Investments in quoted instruments – Available for Sale

At September 30 2014			At September 30 2013
Carrying Amount $000’s	Fair Value $000’s	Gain (loss) in AOCI $000’s	Carrying Amount $000’s	Fair Value $000’s	Gain (loss) in AOCI $000’s
368,910	368,910	85	—	—	—

(c) Investments in Associates

September 30, 2014 $000’s
At December 31, 2013	1,332
Share of profit (loss)	(256)
Contribution during the period	365

Balance at September 30, 2014	1,441

On December 27, 2013, the Corporation acquired a 49% interest in Les Studios Side City Inc., a Canadian corporation operating in Montreal, Quebec as a game development studio. The equity method of accounting is used in measuring this investment. The summarised financial information of the investment as at September 30, 2014 is detailed below and is based on the associate’s financial statements prepared in accordance with IFRS.

Les Studios Side City Inc.	$000’s
Current Assets	852
Non-Current Assets	200
Current Liabilities	188
Non-Current Liabilities	1,487
Net Assets of Associate	(623)
Ownership Interest in Associate	49%
Revenue	853
Profit	(523)
Total Comprehensive Income for the year	(523)

(d) Investments in unquoted markets – Available for sale

At September 30 2014			At September 30 2013
Carrying Amount $000’s	Fair Value $000’s	Gain (loss) in AOCI $000’s	Carrying Amount $000’s	Fair Value $000’s	Gain (loss) in AOCI $000’s
10,592	10,592	—	—	—	—

(e) Subsidiaries

The composition of the Corporation at the end of the reporting period was as follows.

Region of incorporation and operation	Number of wholly-owned subsidiaries
	2014	2013
Americas	24	19
Europe	93	32
Other	6	4

	123	55

12. Goodwill and intangible assets

COST

	Software $000’s	Licenses $000’s	Placement fee $000’s	Acquisition- Related Intangibles $000’s	Acquisition- Related Brands $000’s	Goodwill $000’s	Total $000’s
Balance – January 1, 2013	3,039	6,521	—	84,180	—	93,964	187,704
Additions	7,663	5,536	5,537	—	—	—	18,736
Disposals	(60)	(74)	—	—	—	—	(134)
Reclassifications	16	9	—	—	—	—	25
Reclassification to held for sale	(800)	(209)	—	(10,826)	—	(21,247)	(33,082)
Translation	405	263	181	6,226	—	7,257	14,332

Balance – December 31, 2013	10,263	12,046	5,718	79,580	—	79,974	187,581

Additions	3,420	3,134	—	—	—	—	6,554
Additions through business combination	792	—	—	1,828,644	514,252	2,977,768	5,321,456
Disposals	(120)	(905)	(36)	—	—	—	(1,061)
Impairment	(5,069)	(2,714)	—	—	—	—	(7,783)
Discontinued operations	(616)	—	—	(9,161)	—	—	(9,777)
Translation	194	309	303	42,074	10,830	66,965	120,675

Balance – September 30, 2014	8,864	11,870	5,985	1,941,137	525,082	3,124,707	5,617,645

ACCUMULATED AMORTIZATION AND IMPAIRMENTS

	Software $000’s	Licenses $000’s	Placement fee $000’s	Acquisition- Related Intangibles $000’s	Acquisition- Related Brand $000’s	Goodwill $000’s	Total $000’s
Balance – January 1, 2013	496	2,184	—	4,291	—	—	6,971
Amortization	1,713	2,044	646	14,958	—	—	19,361
Disposals	—	(9)	—	—	—	—	(9)
Reclassifications	202	(25)	—	—	—	—	177
Reclassification to held for sale	(381)	(78)	—	(2,206)	—	—	(2,665)
Translation	179	46	21	463	—	—	709

Balance – December 31, 2013	2,209	4,162	667	17,506	—	—	24,544

Amortization	2,389	1,793	881	35,257	—	—	40,320
Disposals	(70)	(240)	(10)	—	—	—	(320)
Impairment	(1,523)	(1,127)	—	—	—	22	(2,628)
Discontinued operations	(572)	—	—	(1,179)	—	—	(1,751)
Translation	23	74	58	1,737	—	—	1,892

Balance – September 30, 2014	2,456	4,662	1,596	53,321	—	22	62,057

CARRYING AMOUNT

	Software $000’s	Licenses $000’s	Placement fee $000’s	Acquisition- Related Intangibles $000’s	Acquisition- Related Brand $000’s	Goodwill $000’s	Total $000’s
At December 31, 2013	8,054	7,884	5,051	62,074	—	79,974	163,037
At September 30, 2014	6,408	7,208	4,389	1,887,816	525,082	3,124,685	5,555,588

A number of B2B-related intangible assets have been determined to be redundant to the Company’s core operations, notably its B2C Business. Impairment losses in the amount of $5,155,000 (2013 - $nil) were therefore recognized during the nine month period ended September 30, 2014.

13. Property plant and equipment

COST

	Revenue-Producing Assets $000’s	Machinery and Equipment $000’s	Furniture and Fixtures $000’s	Computer Equipment $000’s	Land and Building $000’s	Total $000’s
Balance – January 1, 2013	29,376	3,332	3,195	6,783	—	42,686
Additions	14,203	51	707	2,469	—	17,430
Transfers to inventory	(2,104)	—	—	—	—	(2,104)
Disposals	(1,177)	(17)	(140)	(235)	—	(1,569)
Reclassifications	2,459	(2,378)	—	—	—	81
Translation	1,631	85	263	301	—	2,280

Balance – December 31, 2013	44,388	1,073	4,025	9,318	—	58,804

Additions through business combination	5,364	104	8,572	15,068	31,236	60,344
Additions	10,179	42	543	2,046	—	12,810
Disposals	(1,969)	(17)	(1,117)	(778)	—	(3,881)
Reclassifications	(1,734)	1	16	334	—	(1,383)
Discontinued operations	—	—	(240)	(1,035)	—	(1,275)
Impairment	(3,691)	(828)	—	—	—	(4,519)
Translation	1,538	8	306	245	658	2,755

Balance – September 30, 2014	54,075	383	12,105	25,198	31,894	123,655

ACCUMULATED AMORTIZATION AND IMPAIRMENTS

	Revenue-Producing Assets $000’s	Machinery and Equipment $000’s	Furniture and Fixtures $000’s	Computer Equipment $000’s	Land and Building $000’s	Total $000’s
Balance – January 1, 2013	3,606	488	700	1,218	—	6,012
Depreciation	9,794	137	948	1,855	—	12,734
Transfers to inventory	(663)	—	—	—	—	(663)
Disposals	(281)	(3)	(83)	—	—	(367)
Reclassifications	199	(118)	—	—	—	81
Impairment	361	—	—	—	—	361
Translation	52	5	84	(16)	—	125

Balance – December 31, 2013	13,068	509	1,649	3,057	—	18,283

Depreciation	9,490	107	872	2,004	226	12,699
Disposals	(1,309)	(17)	(792)	(425)	—	(2,543)
Reclassifications	(162)	—	(7)	—	—	(169)
Discontinued operations	—	—	(54)	(151)	—	(205)
Impairment	(1,735)	(488)	—	—	—	(2,223)
Translation	216	1	56	(168)	5	110

Balance – September 30, 2014	19,568	112	1,724	4,317	231	25,952

CARRYING AMOUNT

	Revenue-Producing Assets $000’s	Machinery and Equipment $000’s	Furniture and Fixtures $000’s	Computer Equipment $000’s	Land and Building $000’s	Total $000’s
At December 31, 2013	31,320	564	2,376	6,261	—	40,521
At September 30, 2014	34,507	271	10,381	20,881	31,663	97,703

A number of B2B-related tangible assets have been determined to be redundant to the Company’s core operations, notably its B2C Business. Impairment losses in the amount of $2,296,000 (2013 - $nil) were therefore recognized during the nine month period ended September 30, 2014.

14. Income taxes

Income taxes reported differ from the amount computed by applying the statutory rates to incomes (loss) before income taxes. The reasons are as follows:

	September 30, 2014 $000’s	September 30, 2013 $000’s
Statutory income taxes	15,746	(2,493)
Non-taxable income	(36,162)	(4,325)
Non-deductible expenses	13,107	6,187
Differences in effective income tax rates in foreign jurisdictions	(20,504)	6,320
Non-capital losses for which no tax benefit has been recorded	8,834	1,057

Current and deferred income taxes	(18,979)	6,746

Significant components of the Corporation’s deferred income tax balance at September 30, 2014 were as follows:

	Deferred development costs $ 000’s	Property & Equipment $000’s	Share & Debt issuance costs $000’s	Finance Lease $000’s	Intangibles $000’s	Tax Losses $000’s	Investment tax credits $000’s	Foreign tax credits $000’s	Other $000’s	Total $000’s
At January 1, 2013	351	4,442	1,247	(4,024)	(19,956)	14,102	(1)	10,772	352	7,285
Charged / (credited) to the income statement	(1,407)	(1,827)	(708)	247	3,803	(2,437)	—	2,882	—	553
Charged / (credited) directly to balance sheet	—	—	—	(2,322)	—	(2,792)	—	—	986	(4,128)
Charged / (credited) to other comprehensive income	(77)	55	2	49	(1,528)	363	—	850	91	(195)
Charged / (credited) directly to equity	—	—	710	—	—	160	—	—	—	870
Reclassification to asset held for sale	1,522	—	—	—	1,621	—	—	—	—	3,143

Reclassification	—	(1,327)	16	3,850	(2,172)	(1,258)	1	(145)	1,035	—

At December 31, 2013	389	1,343	1,267	(2,200)	(18,232)	8,138	—	14,359	2,464	7,528

Charged / (credited) to the income statement	(79)	3,376	114	1,501	16,681	3,950	—	929	470	26,942
Charged / (credited) directly to balance sheet	—	—	—	1,801	—	(4,294)	—	—	(453)	(2,946)
Charged / (credited) to other comprehensive income	—	(2)	(176)	129	(668)	57	—	795	163	298
Charged / (credited) directly to equity	—	—	25,942	—	—	—	—	—	—	25,942
Discontinued operations	—	—	—	—	2,111	—	—	—	—	2,111
Acquisition of subsidiary	—	(155)	—	—	(33,145)	962	—	—	—	(32,338)

At September 30, 2014	310	4,562	27,147	1,231	(33,253)	8,813	—	16,083	2,644	27,537

As at September 30, 2014, the Corporation had Federal and Provincial non-capital losses of approximately $35,201,000 and $32,206,000 respectively (December 31, 2013 – $25,879,000; $19,549,000) that may be applied against earnings of future years, not later than 2034. The Corporation’s foreign subsidiaries have non-capital losses of approximately $52,846,000 (December 31, 2013 - $50,897,000) that may be applied against earnings in future years, no later than 2032. The possible income tax benefit of $15,667,000 (December 31, 2013 – $29,752,000) of the non-capital losses has been recognized in the accounts.

As at September 30, 2014, the Corporation had undeducted research and development expenses of approximately $2,493,000 federally and $4,233,000 provincially (December 31, 2013 – $2,216; $3,925,000) with no expiration date. The deferred income tax benefits of these deductions are recognized in the accounts.

15. Credit facility

The Corporation’s credit facility includes a revolving demand credit facility of $3 million. The revolving demand credit facility can be used for general working capital purposes. The facility bears interest at the bank’s prime rate plus between 1.25% and 2% depending on the Corporation’s fixed charge coverage ratio. To secure the full repayment of advances (September 30, 2014 - $nil), the Corporation has provided the Bank a first ranking security interest over all of the movable/personal property of the Corporation.

On August 1 2014, an additional credit facility of USD $100 million five-year first lien revolving credit facility priced at Libor plus 4.00% was obtained. The credit facility can be used for general working capital purposes.

As at September 30, 2014, the outstanding amount of the revolving demand credit facility is $nil (December 31, 2013- $nil) and the outstanding amount of the first lien revolving credit facility is $nil.

Under the terms of the credit facility arrangement with the Bank, the Corporation is required amongst other conditions, to maintain at all times certain ratios and a minimum level of net worth. As at September 30, 2014 and December 31, 2013, the Corporation was not in breach of the terms of the credit facility agreements.

16. Accounts payable and accrued liabilities

The Corporation’s accounts payable include the following:

	September 30, 2014		December 31, 2013
	Amount 000’s	CAD equivalent 000’s	Amount 000’s	CAD Equivalent 000’s
CAD	11,400	11,400	3,116	3,116
USD	95,555	107,026	12,365	13,150
EURO	19,127	27,176	1,735	2,545
GBP	6,316	13,975	744,064	1,310
OTHER		4,232		7,356

Total current accounts payable and accrued liabilities		163,809		27,477

The Corporation’s other current payable relates to settlement with the U.S. Department of Justice (DOJ) Southern District of New York, announced in July 2012. As part of the settlement agreement, PokerStars also acquired the assets of its primary competitor at the time, Full Tilt Poker, and committed to the full reimbursement of Full Tilt Poker customers inside and outside the United States. The funds required to settle the payment are included in current restricted cash (see note 10).

	September 30, 2014		December 31, 2013
	Amount 000’s	CAD equivalent 000’s	Amount 000’s	CAD Equivalent 000’s
USD	97,000	108,640	—	—

Total current other payable		108,640	—	—

The Corporation’s other long term payables include the following:

	September 30, 2014		December 31, 2013
	Amount 000’s	CAD equivalent 000’s	Amount 000’s	CAD Equivalent 000’s
CAD	2,317	2,317	—	—
USD	9,746	10,916	—	—

Total long term other payables		13,233	—	—

17. Provisions

The provisions in the statement of financial position include, among other items, the provision for jackpots, the provision of deferred payment in connection with the acquisitions of Ongame and Oldford (see note 10) and the minimum revenue guarantee in connection with the sale of WagerLogic Ltd (see note 36). The carrying amounts and the movements in the provision are as follows:

	September 30, 2014 $000’s	December 31, 2013 $000’s
Opening balance	5,232	12,800
Provision acquired on business combination	22,392	—
Additional provision for jackpots	2,842	2,270
Additional provision for player bonus	18,652	—
Deferred payment – Oldford Group acquisition	387,115	—
Accretion on deferred consideration – Oldford Group acquisition	3,657	—
Revenue guarantee	27,785	—
Deferred payment – Ongame acquisition	—	(4,875)
Revenue guarantee utilized	(12,385)	—
Player bonus utilized	(18,475)	—
Jackpot provision amounts utilised	(2,760)	(6,096)
Translation	(7)	1,133

Ending balance	434,048	5,232
Short-term portion	(41,967)	(3,685)

Long-term portion	392,081	1,547

18. Customer deposits

Customer deposit liabilities relate to player deposits which are held segregated in multiple separate bank accounts from those holding operational funds or working capital. These deposits are included in Current Assets in the Consolidated Statements of Financial Position under Cash and cash equivalents and Investments. Such investments are short-term highly liquid investments that are readily convertible to known amounts of cash, including unrestricted short-term bank deposits originally purchased with maturities of three months or less. Sufficient headroom for player balances to be settled is maintained. Both PokerStars and Full Tilt hold end user’s deposits, along with winnings plus any bonuses, in trust accounts from which money may not be removed if it would result in a shortfall of players’ funds.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Customer cash deposits	586,239	4,453
Frequent Player points	89,872	—

	676,111	4,453

19. Long-term debt

The following is a summary of long-term debt outstanding at September 30, 2014 and December 31, 2013:

	September 30, 2014 $000’s	December 31, 2013 $000’s
Current portion	19,183	2,388
Long-term debt	3,374,793	192,799

	3,393,976	195,187

(a) Subordinated Debt

The Corporation fully repaid to the subordinated debt during the period ended September 30, 2014.

During the nine month period ended September 30, 2014, the Corporation incurred $10,000 (2013 – $23,000) in interest.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Subordinated loan bearing interest at 14% per annum plus additional interest, maturing in 2014 and payable in monthly instalments of $25,000 plus interest	—	275
Current portion	—	(275)

	—	—

(b) Non-convertible subordinated debentures

On February 7, 2013, the Corporation closed a private placement debt, selling 30,000 units at a price of $1,000 per unit for aggregate gross proceeds of $30 million. Each unit consisted of (i) $1,000 principal amount of unsecured non-convertible subordinated debentures; and (ii) 48 non-transferable common share purchase warrants (the warrant indenture was subsequently amended to provide for the warrants to be transferable and traded on the TSX). The debentures bear interest at a rate of 7.50% per annum payable semi-annually in arrears on January 31 and July 31 in each year commencing July 31, 2013. Each warrant entitles the holders thereof to acquire one common share of the Corporation at a price per common share equal to $6.25 at any time up to a period ending January 31, 2016.

The Corporation has determined the fair value of the debt component. Then, the proceeds were allocated between the debt and the equity components using the residual method.

September 30, 2014 $000’s
Fair Value of Liability component	26,844
Fair Value of Equity component	3,156
Face Value	30,000

Transaction costs	1,831

During the nine month period ended September 30, 2014, the Corporation incurred $2,841,000 (2013 – $2,237,000) in interest of which $1,158,000 relates to interest accretion.

The following table reflects movements recognized during the nine month period ended September 30, 2014.

	Face value $000’s	Liability component $000’s	Equity component $000’s
Opening balance (net of transaction costs)	30,000	25,206	2,963
Exercise of warrants	—	—	(1,442)
Accretion of liability component (effective interest of 13.60%)	—	2,395	—

Balance at September 30, 2014	30,000	27,601	1,521

Non-convertible subordinated debentures repayments over the next two years amount to the following:

$000’s
2015	—
2016	30,000

(c) Refinanced senior secured term loan

On December 20, 2013 Cadillac Jack entered into an agreement for the refinancing of its credit facilities. Under this agreement, Cadillac Jack has access to term loans in an aggregate principal amount of up to USD$160 million (the “Credit Facilities”). The Credit Facilities replaced the existing USD$110 million non-convertible senior secured term loan secured by Cadillac Jack’s assets that was made available to finance the acquisition of Cadillac Jack by Amaya, as of November 5, 2012 (the “2012 Loan”). The Credit Facilities were used to fully repay the outstanding balance on the 2012 Loan, as well as related fees and expenses, and to be used to fund the ongoing working capital and other general corporate purposes of Cadillac Jack. On May 15, 2014, Cadillac Jack obtained an incremental USD$80 million term loan to Cadillac Jack’s existing USD$160 million senior term loan for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of USD$240 million bears interest at a per annum rate equal to LIBOR plus 8.50% with a 1% LIBOR floor (the “Senior Facility”). The Senior Facility will mature over a 5-year term from the closing date and is secured by the assets of Cadillac Jack and its subsidiaries. The Senior Facility contains customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios for which the Corporation was in compliance with as of September 30, 2014.

During the nine month period ended September 30, 2014, the Corporation incurred $14,785,000 (2013 - $7,585,000) in interest of which $424,000 relates to interest accretion.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Principal	267,423	170,176
Transaction costs	(4,375)	(1,947)
Accretion (effective interest rate of 9.90%)	437	13
Translation	(96)	(64)
Current portion (net of unamortized transaction costs of $740,000)	(1,950)	(1,702)

	261,439	166,476

Term loan principal repayments over the next five years amount to the following:

$000’s
2015	2,690
2016	2,690
2017	2,690
2018	2,690
2019	256,663

(d) Other long-term debt

Other long-term debt is comprised of a long-term debt in the amount of USD$750,000 bearing interest at 6.0% per annum, repayable in equal semi-annual instalments over a two-year term.

The Corporation fully repaid the other long-term debt during the nine months ended September 30, 2014.

During the nine month period ended September 30, 2014, the Corporation incurred $13,000 (2013 – $29,000) in interest.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Loan bearing interest at 6% per annum repayable in equal semi-annual instalments over a two year term	—	411
Current maturity	—	(411)

	—	—

(e) Mezzanine subordinated unsecured term loan

On May 15, 2014 Cadillac Jack obtained mezzanine debt (the “Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of USD$100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of Cadillac Jack, interest accruing at a per annum rate of 7% may instead be paid in-kind in lieu of cash. The Mezzanine Facility will mature over a 6-year term from the closing date and is unsecured. Amaya has provided an unsecured guarantee of the obligations under the Mezzanine Facility of Cadillac Jack in favour of the lenders. The Mezzanine Facility contains customary covenants, including, without limitation, maintenance and incurrence covenants based on certain agreed-upon leverage and coverage ratios which the Corporation was in compliance with as of September 30, 2014. The Corporation has agreed to grant the lenders, in relation to the Mezzanine Facility, 4 million common share purchase warrants, entitling the holders thereof to acquire one common share of Amaya at a price per common share equal to CAD$19.17 at any time up to a period ending 10 years after the closing date (see note 23).

During the nine month period ended September 30, 2014, the Corporation incurred $5,485,000 (2013 - nil) in interest of which $390,000 relates to interest accretion and $2,954,000 relates to paid in kind interest.

September 30, 2014 $000’s
Fair Value of Liability component	96,223
Fair Value of Equity component	15,857
Face Value	112,080

Transaction costs	2,978

The following table reflects movements recognized during the nine month period ended September 30, 2014.

	Face value $000’s	Liability component $000’s	Equity component $000’s
Opening balance (net of transaction costs)	112,080	93,667	15,436
Paid In Kind Interest	—	2,954	—
Accretion of liability component (effective interest of 16.16%)	—	399	—
Translation	—	72	—

Balance at September 30, 2014	112,080	97,092	15,436

(f) First and second lien term loans

On August 1, 2014 Amaya completed the acquisition of 100% of the issued and outstanding shares of privately held Oldford Group Limited which was partly financed through the issuance of long term debt, allocated as follows:

(i)	a USD$1.75 billion seven-year first lien term loan priced at Libor plus 4.00%, and a €200 million seven-year first lien term loan priced at Euribor plus 4.25%, in each case with a 1.00% floor

During the nine month period ended September 30, 2014, the Corporation incurred $15,996,000 (2013 - nil) in interest of which $1,400,000 relates to interest accretion in relation to the USD first lien term loan.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Principal	1,960,000	—
Transaction costs	(69,868)	—
Accretion (effective interest rate of 5.64%)	1,400	—
Translation	(1,443)	—
Current portion (net of unamortized transaction costs of $8,949,000)	(10,651)	—

	1,879,438	—

Term loan principal repayments over the next five years amount to the following:

$000’s
2015	19,600
2016	19,600
2017	19,600
2018	19,600
2019+	1,881,600

During the nine month period ended September 30, 2014, the Corporation incurred $2,543,000 (2013 - nil) in interest of which $192,000 relates to interest accretion in relation to the EUR first lien term loan.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Principal	282,867	—
Transaction costs	(9,632)	—
Accretion (effective interest rate of 5.84%)	192	—
Translation	251	—
Current portion (net of unamortized transaction costs of $1,169,000)	(1,659)	—

	272,019	—

Term loan principal repayments over the next five years amount to the following:

$000’s
2015	2,829
2016	2,829
2017	2,829
2018	2,829
2019+	271,551

(ii)	a USD$800 million eight-year second lien term loan priced at Libor plus 7.00%, with a 1.00% floor

During the nine month period ended September 30, 2014, the Corporation incurred $11,700,000 (2013 - nil) in interest of which $750,000 relates to interest accretion.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Principal	896,000	—
Transaction costs	(53,512)	—
Accretion (effective interest rate of 5.64%)	750	—
Translation	(1,111)	—
Current portion (net of unamortized transaction costs of $4,923,000)	(4,923)	—

	837,204	—

Term loan principal repayments over the next five years amount to the following:

$000’s
2015	—
2016	—
2017	—
2018	—
2019+	896,000

20. Equipment Financing

The Corporation enters into agreements to purchase equipment payable in monthly instalments including interest. The agreements are repayable in equal monthly instalments over a four-year period. The agreements bear interest at annual rates of between 1.11% and 17.89%.

During the nine month period ended September 30, 2014, the Corporation incurred $95,000 (2013 – $113,000) in interest.

	September 30, 2014 $000’s	December 31, 2013 $000’s
Agreements bear interest at between 1.11% and 17.89% per annum, all maturing by 2018 and payable in monthly instalments of $156,000 including interest	2,628	1,684
Current maturity	(1,395)	(1,133)

	1,233	551

Principal repayments over the next four years amount to the following:

$000’s
2015	1,395
2016	711
2017	479
2018	43

2,628

21. Commitments

The Corporation’s commitments under lease agreements for premises, hardware support contracts, and purchase obligations aggregate to approximately $93,570,000.

$000’s
Within one year	18,259
Later than one year but not later than 5 years	33,934
More than 5 years	41,377

22. Share capital

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of convertible preferred shares, with no par value, issuable in series.

During the nine month period ended September 30, 2014:

•	the Corporation issued 1,255,980 common shares for cash consideration of $5,575,000 as a result of the exercise of warrants. Initially the 1,255,980 warrants were valued at $1,197,836 using the Black-Scholes valuation model. On the exercise of the warrants, the value originally allocated to contributed surplus was reallocated to the common shares.

•	the Corporation issued 395,113 common shares for cash consideration of $1,558,000 as a result of the exercise of stock options. Initially the 395,113 stock options were valued at $430,000 using the Black-Scholes valuation model. On the exercise of the stock options, the value originally allocated to contributed surplus was reallocated to the common shares.

•	the Corporation issued 1,139,356 convertible preferred shares for cash consideration of $1,139,356,000 which was used to finance a portion of the Oldford Group acquisition. Each convertible preferred share has an initial principal amount of C$1,000 and is convertible, at the holder’s option, initially into approximately 41.67 common shares of the Corporation based on the conversion price of C$24 per common share, in each case, subject to adjustments including 6% accretion to the conversion ratio, compounded semi-annually. The accretion to the conversion ratio during the nine month period ended September 30, 2014 was 11,237 convertible preferred shares.

•	the Corporation issued 34,984,025 common shares for cash consideration of $699,681,000 which was used to finance a portion of the Oldford Group acquisition.

During the year ended December 31, 2013:

•	the Corporation issued 473,730 common shares for cash consideration of $1,911,000 as a result of the exercise of warrants. Initially the 473,730 warrants were valued at $397,000 using the Black-Scholes valuation model. On the exercise of the warrants, the value originally allocated to contributed surplus was reallocated to the common shares.

•	the Corporation issued 932,696 common shares for cash consideration of $1,801,000 as a result of the exercise of stock options. Initially the 932,696 stock options were valued at $798,000 using the Black-Scholes valuation model. On the exercise of the stock options, the value originally allocated to contributed surplus was reallocated to the common shares.

•	the Corporation issued 7,572,912 common shares in relation to conversion of convertible debentures at the conversion price of $3.25.

•	the Corporation purchased 660,800 common shares for cancellation for $3,244,000. On the cancellation of common shares, $1,880,000 was allocated to contributed surplus.

•	the Corporation completed a private placement offering of 6,400,000 common shares at a price of $6.25 per common share for aggregate gross proceeds of $40,000,000 (see note 2).

23. Contributed surplus

STOCK OPTIONS

The aggregate number of common shares of the Corporation reserved for issuance on the exercise of all stock options granted under the Plan at any time cannot exceed 10% of the issued and outstanding common shares of the Corporation at any such time. The exercise price of the share options shall not be less than the discounted market price of the common shares of the Corporation on the TSX. The options have a maximum term of five years. Options issued from 2012 onwards vest in equal increments over four years. Options issued in prior years vested in equal increments over two years.

The following table provides information about outstanding stock options at September 30, 2014:

	For the nine month period ended September 30, 2014		For the year ended December 31, 2013
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Beginning balance	5,124,379	3.75	5,447,800	3.00
Transactions during the period:
Issued	3,721,300	24.73	997,500	6.39
Exercised	(395,113)	3.94	(932,696)	1.93
Expired / forfeited	(177,481)	5.17	(388,225)	4.32

Ending balance	8,273,085	13.15	5,124,379	3.75

During the nine month period ended September 30, 2014, the Corporation granted 3,721,300 stock options to employees to purchase common shares.

The stock options are exercisable at prices ranging from $1.00 to $35.05 per share and have a weighted average contractual term of 3.51 years.

	Outstanding options		Exercisable options
Exercise prices $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Exercise price $
1.00	1,062,600	0.80	1,062,600	1.00
1.30	50,000	0.95	50,000	1.30
2.16	12,750	1.99	12,750	2.16
2.50	72,500	1.30	72,500	2.50
2.60	65,000	1.25	65,000	2.60
2.71	65,000	1.76	65,000	2.71
2.85	160,000	1.78	160,000	2.85
3.38	40,000	1.66	40,000	3.38
4.20	1,039,850	2.78	498,600	4.20
4.24	1,138,785	3.17	28,693	4.24
4.35	78,750	3.18	11,250	4.35
4.90	15,625	3.28	2,500	4.90
6.00	9,375	3.66	—	6.00
6.05	485,550	3.79	44,175	6.05
6.33	29,000	3.95	6,500	6.33
7.55	227,000	4.22	—	7.55
7.95	600,000	4.25	228,000	7.95
8.43	142,500	4.41	—	8.43
28.65	2,798,800	4.88	—	28.65
31.30	115,000	4.94	—	31.30
35.05	65,000	4.95	—	35.05

	8,273,085	3.51	2,347,568	2.84

The weighted-average share price of options exercised during the nine month period ended September 30, 2014 was $3.94 (2013 – $1.17).

The Corporation recorded a compensation expense of $3,028,000 for the nine month period ended September 30, 2014 (2013 – $1,436,000). The Corporation has $16,277,000 of stock option expense to be recorded in future periods.

As part of the Corporation’s Management option plan, the expected life of the options had to be determined. The expected life is estimated using the average of the vesting period and the contractual life of the options. The volatility is estimated based on stock prices of comparable companies, as adjusted to take into account the Corporation’s public trading history. Forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

The stock options issued during the period ended September 30, 2014 were accounted for at their fair value of $23,712,000, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2014	2013
Expected volatility	60%	60%
Expected life	3.75 years	3.75 years
Expected forfeiture rate	0%-17%	17%
Risk-free interest rate	1.07%	1.07%
Dividend yield	Nil	Nil
Weighted average share price	$24.73	$6.04
Weighted average fair value of options at grant date	$5.08	$1.80

WARRANTS

A summary of the activity in the Corporation’s issued warrants during the year is presented below:

The following table provides information about outstanding warrants at September 30, 2014:

	For the nine month period ended September 30, 2014		For the year ended December 31, 2013
	Number of warrants	Weighted average exercise price $	Number of warrants	Weighted average exercise price $
Beginning balance	2,594,270	4.62	1,628,000	3.01
Transactions during the period:
Issued	16,750,000	4.59	1,440,000	6.25
Exercised	(1,255,980)	4.44	(473,730)	4.03
Expired	—	—	—	—

Ending balance	18,088,290	4.60	2,594,270	4.62

Grant date	Expiry date	Number of warrants	Exercise price
27-Mar-12	30-Apr-15	598,905	3.00
07-Feb-13	31-Jan-16	739,385	6.25
15-May-14	15-May-24	4,000,000	19.17
1-Aug-14	1-Aug-24	12,750,000	0.01

		18,088,290	4.60

During the nine month period ended September 30, 2014, the Corporation received $5,575,000 for the exercise of 1,255,980 warrants. On the exercise of 1,255,980 warrants, the value of $1,198,000 originally allocated to contributed surplus was reallocated to the share capital.

During the year ended December 31, 2013, the Corporation received $1,910,550 for the exercise of 473,730 warrants. On the exercise of 473,730 warrants, the value of $397,317 originally allocated to contributed surplus was reallocated to the share capital.

During the nine month period ended September 30, 2014, 4,000,000 warrants were issued in connection with the Mezzanine subordinated unsecured term loan representing an allocated fair value of $15,436,000. Warrants initially had an exercise price of $15 per common share, which was subsequently adjusted to $19.17 per common share effective as of June 20, 2014, representing the 5-day VWAP of the common shares on the TSX following the announcement of the agreement to acquire the Oldford Group. The warrants may be exercised during a period of 10 years from the date of issuance, and they are not listed on the TSX. 12,750,000 warrants representing an allocated fair value of $365,174,000 were issued in connection with the Oldford acquisition. Each warrant has an exercise price of $0.01 and may be exercised during a period of 10 years from the date of issuance, and they are not listed on the TSX

During the year ended December 31, 2013, 1,440,000 warrants with an exercise price of $6.25 per common share were issued in connection with the non-convertible subordinated debentures issued by the Corporation, representing an allocated fair value of $3,155,648 (see note 19).

	2014	2013
Expected volatility	60%	60%
Expected life	11 years	3 years
Expected forfeiture rate	0%	0%
Risk-free interest rate	1.17%	1.07%
Dividend yield	Nil	Nil
Weighted average fair value of options at grant date	$28.64	$2.19

24. Financial instruments

FOREIGN EXCHANGE RISK

The Corporation is mainly exposed to foreign currency fluctuations on its accounts receivable, receivable under finance lease, cash, restricted cash, customer deposits, income tax receivable, income tax payable, and accounts payable and accrued liabilities. As at September 30, 2014, the Corporation’s significant foreign exchange currency exposure on these financial instruments by currency was as follows:

Analysis by currency in Canadian equivalent

	USD $000’s	EUR $000’s	GBP $000’s
Cash	275,159	66,989	11,462
Restricted cash	151,458	113	—
Available for sale investments	321,308	47,601	—
Accounts receivable	59,631	26,103	16,182
Finance Lease	11,056	—	—
Income tax receivable	—	8,525	—
Accounts payable and accrued liabilities	(107,026)	(27,176)	(13,975)
Other payables	(119,556)	—	—
Income tax payable	(3,783)	(8,016)	(930)
Provisions	(35,274)	(3,859)	(3,301)
Holdback of purchase price	(7,840)	—	—
Equipment financing	(2,386)	—	—
Customer deposits	(555,517)	(113,574)	(5,101)

A ten percent increase (decrease) in the strengthening or weakening of the following currencies versus the Canadian dollar at the end of the year would have increased (decreased) net comprehensive income (loss) for the year, all other variables held constant, by:

Currency	10% Increase (Decrease) $000’s
USD	22,634
EUR	(329)
GBP	434

This exposure is monitored by the Corporation’s reporting system and is reviewed by Management on a monthly basis.

INTEREST RATE RISK

The Corporation is exposed to fair value interest rate risk with respect to its subordinated debt, other long-term debt and convertible debentures which bear a fixed rate of interest. The Corporation is exposed to cash flow interest rate risk on its bank indebtedness and senior secured term loan, which bears interest at variable rates. A one percentage point increase (decrease) in interest rates would have decreased (increased) pre-tax earnings by approximately $6,184,000 in the period, with all other variables held constant. Management monitors movements in the interest rates by reviewing the Bank of Canada prime rate and LIBOR on a quarterly basis.

CREDIT RISK

The Corporation, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Corporation establishes an allowance for doubtful accounts that corresponds to the credit risk of its specific customers, historical trends and economic circumstances. The Corporation is exposed to credit risk in the event of non-payment by certain customers for their accounts receivable. The Corporation has focused on reducing customer concentration.

Details of the Corporation’s accounts receivable were as follows:

	September 30, 2014 $000’s	December 31, 2013 $000’s
Not past due	110,870	31,464
Past due 1-30 days	4,980	4,529
Past due 31-60 days	3,000	1,380
Past due 61-90 days	2,440	3,958
Past due 91-120 days	1,454	437
Past due 121-150 days	901	311
Past due 151-180 days	907	2,370
Past due more than 181 days	5,278	4,505
Allowance for doubtful accounts	(1,506)	(1,494)

Outstanding, end of period	128,324	47,460

The Corporation’s maximum exposure to credit risk is equal to the carrying value of accounts receivable as set out on the statement of financial position.

LIQUIDITY RISK

Liquidity risk is the Corporation’s ability to meet its financial obligations when they come due. The Corporation is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring forecast and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s bank and other lenders. The Corporation’s policy is to ensure adequate funding is available from operations, established lending facilities and other sources as required.

The Corporation believes that future cash flows generated by operations and availability under its borrowing facility will be adequate to meet its financial obligations.

Customer deposit liabilities relate to player deposits which are held segregated in multiple separate bank accounts from those holding operational funds or working capital. These deposits are included in Current Assets in the Consolidated Statements of Financial Position under Cash, cash equivalents and Investments (see note 18).

	On Demand $000’s	Less than 3 months $000’s	3 to 6 Months $000’s	6 to 9 Months $000’s	9 to 12 months $000’s	Greater than 1 year $000’s
Accounts payable and accrued liabilities	163,809	—	—	—	—	—
Other payables	—	—	—	—	108,640	13,233
Provisions	41,967	—	—	—	—	392,081
Customer Deposits	676,111	—	—	—	—	—
Income tax payable	19,059	—	—	—	—	—
Holdback on purchase price	—	—	—	—	—	7,840
Equipment financing*	—	478	423	346	243	1,253
Long-term debt*	—	62,651	62,119	59,564	63,719	4,885,573

Total	900,946	63,129	62,542	59,910	172,602	5,299,980

*	includes capital and interest

25. Fair value

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value because of the relatively short periods to maturity of these instruments.

The carrying amount of receivable under finance leases approximates their fair value since the interest rate approximates current market rates. On initial recognition the fair value of amounts receivable under finance leases and long-term debt was established using a discounted cash-flow model.

The carrying amounts of long-term debts approximate their fair value since the interest rates on these instruments either approximate the current market rates offered to the Corporation or the interest rates in these instruments change with market interest rates. On initial recognition the fair value of long-term debt was established based on current interest rates, market values and pricing of financial instruments with comparable terms.

Some of the Corporation’s financial assets are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets are determined:

Financial assets	Fair value as at,		Fair value hierarchy	Valuation techniques and key inputs
	September 30, 2014 $000’s	December 31, 2013 $000’s
Investments in quoted market – FVTPL (note 11)	26,447	9,250	Level 1	Quoted bid prices in active market
Investments in quoted market – available for sale (note 11)	368,910	—	Level 1	Quoted bid prices in market

26. Capital Management

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to market its products, to finance its sales and marketing activities, research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with property and equipment. The ability to fund these requirements in the future depends on the Corporation’s ability to access additional capital and generate additional cash flow from its operations.

Since inception, the Corporation has financed its liquidity needs, primarily through bank indebtedness, borrowings, hybrid instruments such as special warrants and issuance of capital stock. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including loans payable and promissory notes.

The Corporation defines capital as its total shareholders’ equity.

The Corporation’s credit facility includes a revolving demand credit facility of $3 million. As at September 30, 2014, $nil (December 31, 2013 – $nil) has been used to finance the Corporation’s daily operations.

The capital management objectives listed above have not changed since the previous fiscal year.

The Corporation believes that funds from operations, as well as existing and future financial resources should be sufficient to meet the Corporation’s requirements until September 30, 2015.

On August 1 2014, an additional credit facility of USD $100 million five-year first lien revolving credit facility priced at Libor plus 4.00% was obtained. The credit facility can be used for general working capital purposes.

As at September 30, 2014, the outstanding amount of the revolving demand credit facility is $nil (December 31, 2013- $nil) and the outstanding amount of the first lien revolving credit facility is $nil.

27. Geographic information

The Corporation operates within two segments: its B2C Business, which starting in the third quarter of 2014 now comprises the vast majority of revenues, and its B2B Business. Revenues from external customers, attributed to countries based on location of the customer, are approximately as follows:

	For the three month period ended			For the nine month period ended
	September 30, 2014 $000’s	September 30, 2013 $000’s	September 30, 2014 $000’s	September 30, 2013 $000’s
Geographic Area
Americas	59,412	32,555	127,963	78,189
Europe	156,112	6,029	168,187	30,620
Rest of world	23,434	—	23,434	—

	238,958	38,584	319,584	108,809

The distribution of the Corporation’s non-current assets (consisting of goodwill and intangible assets and property and equipment) by geographical location is approximately as follows:

	September 30, 2014 $000’s	December 31, 2013 $000’s
Geographic Area
Americas	194,419	167,366
Europe	5,458,134	36,192
Rest of world	738	—

	5,653,291	203,558

28. Statement of cash-flows

Changes in non-cash operating elements of working capital is as follows:

	For the three month period ended		For the nine month period ended
	September 30, 2014 $000’s	September 30, 2013 $000’s	September 30, 2014 $000’s	September 30, 2013 $000’s
Investment tax credits receivable	21	1,120	(112)	1,754
Accounts receivable	42,457	7,059	38,898	10,736
Assets held for sale	—	(342)	—	(342)
Prepaid expenses	(21,126)	107	(23,935)	4,150
Inventories	1,502	(1,075)	1,768	(1,082)
Income taxes receivable	3,219	(1,363)	3,222	(1,495)
Income taxes payable	(1,213)	6,132	2,660	6,063
Equipment financing	(68)	(168)	(302)	(748)
Accounts payable and accrued liabilities	45,122	28	44,469	(4,774)
Other payables	(548)	—	(548)	—
Provisions	(1,549)	(1,799)	(12)	(4,449)
Deferred revenue	224	80	651	80
Customer deposits	(5,177)	(957)	(5,368)	(8,598)

	62,864	8,822	61,391	1,295

Supplemental information
Income taxes paid	986	—	2,872	—
Interest paid	11,382	88	23,003	9,741

29. Related party transactions

Key Management of the Corporation includes, among others, the members of the Board of Directors, as well as the Chairman and Chief Executive Officer, Chief Financial Officer and Executive Vice-President of Corporate Development and General Counsel. Their compensation includes the following:

	September 30, 2014 $000’s	September 30, 2013 $000’s
Salaries, bonuses and short term employee benefits	2,038	885
Share based payments	1,018	270

	3,056	1,155

The remuneration of the Chairman, Chief Executive Officer, Chief Financial Officer and Executive Vice-President of Corporate Development and General Counsel consists primarily of a salary and share based payments.

30. Revenues

The Corporation revenues consist of the following major categories:

	For the nine month period ended
	September 30, 2014 $000’s	September 30, 2013 $000’s
Finance income	1,524	311
Finance leases	1,661	12,825
Software licensing	17,360	35,788
Sales	17,454	2,379
Participation leases and arrangements	73,649	57,506
B2C	207,936	—

	319,584	108,809

31. Segmented information

Segmented Net Income (loss)

	September 30, 2014		September 30 2013
	B2B $000’s	B2C $000’s	B2B $000’s	B2C $000’s
Revenue	111,648	207,936	108,809	—
Gain from investments	47,474	—	—	—
Cost of products	6,447	—	3,370	—
Selling	10,742	27,789	10,827	—
General and administrative	110,330	105,632	76,559	—
Financial	5,313	20,335	14,371	—
Acquisition related	21,934	—	1,177	—

Earnings before income taxes	4,356	54,180	2,505	—

Current income tax	5,325	2,638	11,032	—
Deferred income tax	(21,104)	(5,838)	(4,286)	—

Net earnings (loss) from continuing operations	20,136	57,379	(4,241)	—

Other Segmented information

	September 30, 2014		September 30 2013
	B2B	B2C	B2B	B2C
Finance income	1,524	—	311	—
Financial expense	5,313	20,335	14,371	—
Depreciation & amortization	27,324	24,700	21,138	—
Income tax (current & deferred)	(15,779)	(3,200)	6,746	—
Impairment	9,017	22
Income (loss) from investments in associates	(256)	—	—	—
Total Assets	410,180	6,504,022	440,831	—
Total Liabilities	(446,881)	(4,409,257)	(246,484)	—

32. Discontinued operations

In September 2014, the Corporation’s Board of Directors has approved of a plan to dispose of Amaya’s B2B poker and gaming platform provider, Ongame Network Ltd. (“Ongame”) following a strategic decision to place greater focus on the Group’s key competencies. Previously, the subsidiary was not considered a discontinued operation as of December 31, 2013 but was classified as held for sale. The comparative consolidated statement of comprehensive income has been restated to show the discontinued operations separately from the continuing operations.

The entity measured the non-current assets and liabilities classified as held for sale at the lower of their carrying amount and fair value less costs to sell which was estimated to be $Nil. The resulting loss of $ 37,856,000 was recognized in loss on discontinued operations in the consolidated statement of comprehensive income.

The disposal of this entity is expected to take place before December 31, 2014.

RESULTS FROM DISCONTINUED OPERATION

	For the nine month period ended
	September 30, 2014 $000’s	September 30, 2013 $000’s
Revenue	4,230	6,711
Expenses	(23,722)	(23,940)

Results from operating activity	(19,492)	(17,229)
Income tax	692	878

Results from operating activities, net of income tax	(20,184)	(18,107)
Loss on sale of discontinued operations	(37,856)	—

Net loss from discontinued operations	(58,379)	(18,107)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATION

	For the nine month period ended
	September 30, 2014 $000’s	September 30, 2013 $000’s
Net cash used in operating activities	(21,301)	(25,570)
Net cash from investing activities	(5,880)	(4,948)
Net cash from financing activities	19,589	33,864

Net cash flows for the year	(7,371)	3,348

EFFECT OF ON THE FINANCIAL POSITION OF THE COMPANY

September 30, 2014 $000’s
Cash and cash equivalents	(2,323)
Accounts receivable	(4,456)
Income tax receivable	(567)
Prepaid expenses and deposits	(705)
Goodwill and intangible assets	(36,224)
Property plant and equipment	(1,070)
Deferred development costs	(8,468)
Accounts payable	7,963
Customer deposits	1,825
Deferred income taxes	6,169

Net assets and liabilities	(37,856)

33. Business Combination

DIAMOND GAME

The acquisition of Diamond Game has been accounted for using the acquisition method and the results of operations are included in the consolidated statement of comprehensive income (loss) from the date of acquisition, which is February 14, 2014.

The following table summarizes the estimated fair value of the identifiable assets and liabilities acquired at the date of acquisition:

Fair value on acquisition $USD
Cash and cash equivalents	39,546
Inventory	1,192,150
Trade and other receivables	1,718,606
Prepaid expenses	317,345
Property, plant and equipment	5,865,276
Trade payables and accrued liabilities	(3,637,693)
Equipment financing	(104,794)
Deferred revenue	(1,756,675)
Deferred income tax liability	(46,709)
Intercompany liability	(2,111,756)
Purchase price allocated Intangibles	11,587,451
Goodwill	14,704,914
Deferred income tax liability	(2,896,810)

Total consideration	24,870,851
Cash consideration	17,870,851
Holdback on Purchase Price	7,000,000

Total consideration	24,870,851

Of the USD$24.87 million consideration paid by Amaya in connection with the acquisition of Diamond Game, there was a holdback of USD $7 million.

The main factors leading to the recognition of goodwill are the synergistic growth and revenues expected to be created from the strong strategic fit between Amaya and Diamond Game. Diamond Game presents a variety of opportunities to leverage each business’ product and intellectual property suite across a broader combined platform with greater geographic presence and creates revenue synergies by expanding Amaya’s penetration in the United States, accelerating Amaya’s penetration in Lottery markets, and potentially extending Diamond Game’s offering into new markets in Canada and Europe.

If the acquisition had occurred on January 1, 2014, Diamond Game would have contributed USD $14.25 million and USD $6.13 million to consolidated revenues and net income respectively. Since the date of acquisition, Diamond Game has contributed USD $11.83 million and USD $9.07 million to consolidated revenues and net income respectively.

Acquisition-related costs directly related to the Diamond Game acquisition was USD$1,145,834 and was expensed in the consolidated statement of comprehensive income (loss) during the year ended December 31, 2013 and in the period ended March 31, 2014.

OLDFORD GROUP LIMITED

The acquisition of Oldford Group Limited has been accounted for using the acquisition method and the results of operations are included in the consolidated statement of comprehensive income (loss) from the date of acquisition, which is August 1, 2014.

The following table summarizes the estimated fair value of the identifiable assets and liabilities acquired at the date of acquisition:

Fair value on acquisition USD$000’s
Cash and cash equivalents	670,657
Inventory	776
Trade and other receivables	112,682
Income tax receivable	10,602
Prepaid expenses	35,328
Available for sale assets	9,461
Deferred income tax asset	123
Property, plant and equipment	49,169
Goodwill and Intangibles	722
Trade payables and accrued liabilities	(82,908)
Other Payables	(97,000)
Deferred Revenue	(436)
Provisions	(19,993)
Income tax payable	(12,281)
Customer Deposits	(607,353)
Purchase price allocated intangibles	2,124,367
Goodwill	2,699,788
Deferred income tax liability	(26,767)

Total consideration	4,866,937

The main factors leading to the recognition of goodwill are the number of benefits to Amaya’s shareholders the Corporation believes the acquisition will provide. These include the following:

•	Acquisition of Leading Brands: The acquisition has resulted in a wholly-owned subsidiary of Amaya owning two global leading brands in online poker, PokerStars and Full-Tilt

•	Leading Liquidity: PokerStars.com average cash game liquidity is approximately eight times larger than the next competitor, and PokerStars is a leader in almost every regulated market in which it operates.

•	New Verticals: Introduction of online real money casino and/or online sportsbook in those markets where permitted, are new opportunities for cross selling to the existing poker player base.

If the acquisition had occurred on January 1, 2014, Oldford Group would have contributed USD$844.32 million and USD$297.86 million to consolidated revenues and net income respectively. Since the date of acquisition, Oldford Group has contributed USD$189.92 million and USD$89.73 million to consolidated revenues and net income respectively.

Acquisition-related costs directly related to the Oldford Group acquisition was USD$17.81 million and was expensed in the consolidated statement of comprehensive income (loss) in the period ended September 30, 2014.

The acquisition of Oldford includes a deferred payment of USD$400 million which shall be subject to adjustment, payable on February 1, 2017, based upon the occurrence of certain events. The Corporation has estimated that deferred payment of USD$ 400 million (CAD$ 448 million) will be payable on February 1, 2017. The fair value of the deferred payment of USD$ 346 million (CAD$ 391 million) is recorded in Provisions (see note 17) and was calculated using a 6% discount rate, equivalent to the discount rate negotiated by the parties in case of early payment of the deferred payment.

PYR SOFTWARE LTD

The acquisition of PYR Software Ltd has been accounted for using the acquisition method and the results of operations are included in the consolidated statement of comprehensive income (loss) from the date of acquisition, which is September 1, 2014.

The following table summarizes the estimated fair value of the identifiable assets and liabilities acquired at the date of acquisition:

Fair value on acquisition $000’s
Cash and cash equivalents	13,552
Trade and other receivables	5,953
Prepaid expenses	73
Investment tax credits receivable	12,536
Deferred income tax asset	626
Trade payables and accrued liabilities	(5,890)
Deferred Revenue	(2,400)
Income tax payable	(6,622)
Other Payables	(2,317)
Goodwill	280

Total consideration	15,791

PYR previously provided software development and support, on a B2B basis, primarily for Oldford. Amaya acquired the company as it was the primary outsourced games studio and development center supporting the Oldford business.

If the acquisition had occurred on January 1, 2014, PYR Software Ltd would have contributed nil to consolidated revenues and net income respectively. Since the date of acquisition, PYR Software Ltd. has contributed nil to consolidated revenues and CAD$(3.84) million net income respectively.

Acquisition-related costs directly related to the PYR Software Ltd. acquisition was CAD$32,000 and was expensed in the consolidated statement of comprehensive income (loss) in the period ended September 30, 2014.

34. Expenses Classified By Nature

	For the three month period ended			For the nine month period ended
	September 30, 2014 $000’s	September 30, 2013 $000’s	September 30, 2014 $000’s	September 30, 2013 $000’s
Cost of Products
Inventories, beginning of period	9,788	7,879	7,595	7,531
Translation	411	(152)	341	241
Purchases	2,547	7,224	12,429	14,342
Inventory acquired on business combination	868	—	2,186	—
Net Transfer from (to) revenue producing assets	(3,375)	(910)	(6,544)	(7,239)
Inventories, end of period	(9,560)	(11,505)	(9,560)	(11,505)

	679	2,536	6,447	3,370

Financial
Interest and bank charges	47,694	4,458	60,831	14,674
Foreign exchange	(31,851)	(3,609)	(35,183)	(303)

	15,843	849	25,648	14,371
General and administrative
Gaming duty	17,142	—	17,142	—
Processor costs	11,116	—	11,116	—
Utilities	977	119	1,422	358
Office	3,455	294	4,396	931
Taxes and licenses	1,234	262	2,519	1,025
Insurance	957	278	1,628	790
Salaries and fringe benefits	44,313	10,332	68,172	29,327
Termination of employment agreement	804	175	1,390	1,480
Stock-based compensation	1,493	510	3,028	1,436
Depreciation of property and equipment	5,107	3,007	12,489	8,996
Amortization of deferred development costs	463	244	1,187	567
Amortization of intangible assets	28,641	4,377	38,348	11,575
Consulting fees	4,137	1,340	7,273	4,745
General donations	760	27	793	114
Maintenance and repairs	2,015	763	5,426	2,652
Professional fees	7,274	521	10,215	3,831
Termination of agency agreement	—	—	—	101
Communications	4,950	1,144	7,575	3,509
Automobile	98	64	256	197
Bad debt	3,313	222	3,650	869
Rent	2,873	826	4,712	2,530
Insurance proceeds	—	(911)	—	(911)
Impairment	9,039	2,131	9,039	2,131
Loss on disposal of assets	4,182	118	4,186	306

	154,343	25,843	215,962	76,559
Selling
Royalties	1,490	1,301	4,332	4,028
Advertising and promotion	27,216	1,496	29,075	3,703
Travel and entertainment	2,324	921	4,042	2,364
Shipping	384	253	1,082	732

	31,414	3,971	38,531	10,827
Acquisition-related costs
Underwriter fees	—	—	—	—
Professional fees	12,130	845	21,934	1,177

	12,130	845	21,934	1,177

35. Net earnings per share

The following table sets forth the computation of basic and diluted loss per common share from continuing operations for the three and nine month period ended September 30, 2014 and 2013.

	For the three month period ended		For the nine month period ended
	September 30, 2014 $000’s	September 30, 2013 $000’s	September 30, 2014 $000’s	September 30, 2013 $000’s
Numerator
Numerator for basic and diluted (loss) per common share – net loss	(17,480)	(3,466)	19,269	(22,348)

Denominator
Denominator for basic (loss) per common share – weighted average number of common shares	118,234,685	92,560,442	102,310,661	88,054,147

Effect of dilutive securities	45,925,664	4,218,036	7,677,565	2,021,345

Stock options	4,031,625	2,109,344	3,073,618	1,289,264
Warrants	10,933,278	2,108,692	4,603,947	732,081
Convertible preferred shares	30,960,761	—	—	—

Dilutive potential common shares	164,160,349	96,778,478	109,988,226	90,075,492

Denominator for diluted (loss) per common share – adjusted weighted number of shares	118,234,685	92,560,442	109,988,226	88,054,147
Basic earnings (loss) per common share	(0.15)	(0.04)	0.19	(0.25)
Diluted earnings (loss) per common share	(0.15)	(0.04)	0.18	(0.25)

For the three month period ended September 30, 2014 and the three and nine month period ended September 30, 2013, the diluted loss per share was the same as the basic net loss per share since the dilutive effect of stock options, warrants and other convertible instruments was not included in the calculation; otherwise the effect would have been anti-dilutive. Accordingly, the diluted loss per share for the period was calculated using the basic weighted average number of common shares outstanding.

36. Sale of WagerLogic Malta Holdings Ltd.

On February 11, 2014, the Corporation announced that pursuant to a share purchase agreement dated November 27, 2013, one of its subsidiaries has completed the previously announced sale to Goldstar Acquisitionco Inc. of all of the issued and outstanding shares of WagerLogic Malta Holdings Ltd. for $70 million, less a closing working capital adjustment satisfied through cash consideration of $52.5 million and a vendor take-back in the form of a promissory note of $10 million, bearing interest at 6.0% per annum payable semi-annually in arrears starting in the second year following the closing date and due on the fourth anniversary of the closing date. The purchase price is subject to customary post-closing adjustments.

Subsidiaries of Amaya will continue to supply WagerLogic with software, services and content to power the InterCasino Business pursuant to a services agreement.

The Share Purchase Agreement includes an earn out agreement pursuant to which the vendor thereunder may receive additional cash consideration payable on the second and third anniversary date from closing based on the achievement of certain revenue targets, as well as a minimum revenue guarantee agreement pursuant to which the vendor, in the first two years following the closing, may pay cash consideration if certain revenue targets are not achieved by the InterCasino Business. The Corporation has estimated a provision for the minimum revenue guarantee to be approximately USD$24.81 million ($27.78 million CAD), of which (i) USD$13.75 million ($15.40 million CAD) is recorded in Provisions (see note 17); (ii) USD $4.58 million ($5.13 million CAD) was offset against the promissory note of $10 million CAD; and (iii) USD $6.48 million ($7.25 million CAD) was paid.

37. Subsequent Events

Sale of Ongame

As the company focuses on its consumer poker business, Amaya announced today that it has reached a definitive agreement (the “Agreement”) to divest Ongame, its B2B poker and platform provider, to NYX Gaming Group Ltd. (“NYX Gaming Group”) (the “Transaction”). Pursuant to the Agreement, NYX Gaming Group would acquire ownership of the Gibraltar-based Ongame Network Limited and Ongame’s Stockholm-based subsidiaries, which own and operate the B2B online poker business (“Ongame poker”) and B2B player management system (the “AGO platform”), with the transaction consideration being equivalent to a multiple of eight times Ongame’s 2015 EBITDA, less any required working capital. Amaya and NYX will also expand their existing partnership with:

•	Amaya making a strategic investment in NYX Gaming Group via a subscription of a $10 million unsecured convertible debenture, which matures two years after the date of issuance and bears interest at 6.00% per annum, payable at maturity. Interest and principal are payable in kind in NYX Gaming Group common shares at Amaya’s option.

•	Amaya and NYX subsidiary NextGen Gaming Pty Ltd (“NextGen”), a leading supplier of innovative games to the gambling industry, expanding their existing agreement under which NextGen supplies innovative online slot content to Amaya.

Closing of the Transaction is subject to customary regulatory approvals and is anticipated to occur by the end of November, 2014.

Amaya acquired Ongame in November, 2012, and subsequently developed the AGO platform. This platform development work was strategically important for Amaya as it allowed the Corporation to establish an important presence in the newly regulated U.S. online gaming market in New Jersey and to improve Amaya’s InterCasino offering (“WagerLogic”) prior to the announced sale of that asset in October, 2013. As the Corporation intended to acquire a B2C poker business, Amaya subsequently deemed Ongame to be a non-core B2B business and classified it as held for sale in December, 2013. In January, 2014, Amaya entered into a letter of intent to acquire the B2C poker brands PokerStars and Full Tilt.

Ongame is classified as discontinued operations for all periods in the MD&A and financial statements for the three and nine months ending September 30, 2014.